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Filed Pursuant to Rule 424(b)(5)
Registration Statement No. 333-202262

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered	Proposed Maximum Offering Price	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)

2.650% Senior Notes due 2020	$300,000,000	99.977%	$299,931,000	$37,341.41

3.700% Senior Notes due 2028	$500,000,000	99.623%	$498,115,000	$62,015.32

Total			$798,046,000	$99,356.73

(1)
Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

PROSPECTUS SUPPLEMENT
(To Prospectus dated February 24, 2015)

$800,000,000

Royal Caribbean Cruises Ltd.

$300,000,000 2.650% Senior Notes Due 2020

$500,000,000 3.700% Senior Notes Due 2028

                Royal Caribbean will issue $300,000,000 aggregate principal amount of its 2.650% Senior Notes due 2020 (the "2020 notes") and $500,000,000 aggregate principal amount of its 3.700% Senior Notes due 2028 (the "2028 notes" and, together with the 2020 notes, the "senior notes"). The 2020 notes will mature on November 28, 2020 and the 2028 notes will mature on March 15, 2028. The senior notes will accrue interest from November 28, 2017. Interest on the 2020 notes will be paid semi-annually on May 28 and November 28 of each year, commencing May 28, 2018. Interest on the 2028 notes will be paid semi-annually on March 15 and September 15 of each year, commencing March 15, 2018.

                We may redeem the senior notes of either series in whole or in part at any time, or from time to time, at the applicable redemption price described under the heading "Description of Senior Notes—Optional Redemption" in this prospectus supplement.

                The senior notes will constitute unsecured and unsubordinated indebtedness of Royal Caribbean Cruises Ltd. and will rank on parity with our other unsecured and unsubordinated indebtedness. See "Description of Senior Notes" in this prospectus supplement.

                Investing in the senior notes involves risks that are described in the "Risk Factors" section beginning on page S-15 of this prospectus supplement and in "Item 1A—Risk Factors" of our Annual Report on Form 10-K for the year ended December 31, 2016 and our Quarterly Report on Form 10-Q for the quarter ending September 30, 2017.

	Per 2020 Note	Total	Per 2028 Note	Total
Public Offering Price(1)	99.977%	$299,931,000	99.623%	$498,115,000
Underwriting Discount	0.450%	$1,350,000	0.650%	$3,250,000
Proceeds to the Company (before expenses)(1)	99.527%	$298,581,000	98.973%	$494,865,000

(1)
Plus accrued interest, if any, in each case, from November 28, 2017 if settlement occurs after that date.

                Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the senior notes or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                We expect that the senior notes will be ready for delivery only in book-entry form through the facilities of The Depository Trust Company for the accounts of its participants, including Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking S.A., against payment in New York, New York on or about November 28, 2017.

Joint Book-Running Managers (2020 Notes)

BofA Merrill Lynch	Morgan Stanley	BNP PARIBAS	Goldman Sachs & Co. LLC

Mizuho Securities	SMBC Nikko	BBVA	Citigroup	HSBC

J.P. Morgan	Scotiabank	SOCIETE GENERALE

Joint Book-Running Managers (2028 Notes)

BofA Merrill Lynch	Morgan Stanley	Mizuho Securities	SMBC Nikko

BNP PARIBAS	Goldman Sachs & Co. LLC	BBVA	Citigroup	HSBC

J.P. Morgan	Scotiabank	SOCIETE GENERALE

Senior Co-Managers (All Senior Notes)

DNB Markets	ICBC Standard Bank	MUFG	Santander	SEB

Co-Managers (All Senior Notes)

Fifth Third Securities	SunTrust Robinson Humphrey

The date of this prospectus supplement is November 20, 2017.

Prospectus Supplement

Prospectus

i

ABOUT THIS PROSPECTUS SUPPLEMENT

              This prospectus supplement, the accompanying prospectus and any free writing prospectus that we prepare or authorize contain and incorporate by reference information that you should consider when making your investment decision. We have not, and the underwriters have not, authorized any person to provide any information or represent anything about us other than what is contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. None of the information on our websites referred to in this prospectus supplement or accompanying prospectus is incorporated by reference herein. We do not, and the underwriters and their affiliates and agents do not, take any responsibility for, and can provide no assurance as to the reliability of, information that others may provide you. We are not, and the underwriters and their affiliates and agents are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

              This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission (the "SEC") utilizing a "shelf" registration process. This prospectus supplement describes the specific details regarding this offering of senior notes. The accompanying prospectus provides more general information. To the extent information in this prospectus supplement is inconsistent with the accompanying prospectus or any of the earlier-dated documents incorporated by reference into this prospectus supplement and the accompanying prospectus, you should rely on this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus together with the additional information about us described under "Incorporation of Documents by Reference" and "Where You Can Find More Information."

              As used in this prospectus supplement, unless otherwise indicated or the context otherwise requires, the terms "Royal Caribbean," the "Company," "we," "our" and "us" refer to Royal Caribbean Cruises Ltd. and its consolidated subsidiaries. The terms "Royal Caribbean International," "Celebrity Cruises" and "Azamara Club Cruises" refer to our wholly-owned global cruise brands. "TUI Cruises," "Pullmantur" and "SkySea Cruises" refer to regional brands in which we hold an ownership interest. In accordance with cruise vacation industry practice, the term "berths" is determined based on double occupancy per cabin even though many cabins can accommodate three or more passengers.

              This prospectus supplement also includes trademarks, trade names and service marks of other companies. Use or display by us of other parties' trademarks, trade names or service marks is not intended to and does not imply a relationship with, or endorsement or sponsorship of us by, these other parties other than as described herein.

ii

 SUMMARY

              The following is a summary of the more detailed information appearing elsewhere or incorporated by reference in this prospectus supplement. It does not contain all of the information that may be important to you. You should read this prospectus supplement in its entirety and the documents incorporated herein by reference, especially the information discussed under the heading "Risk Factors" herein and in the documents incorporated by reference, before investing in the senior notes.

 Royal Caribbean Cruises Ltd.

              We are the world's second largest cruise company. We own and operate three global cruise brands: Royal Caribbean International, Celebrity Cruises and Azamara Club Cruises (our "Global Brands"). We also own a 50% joint venture interest in the German brand TUI Cruises, a 49% interest in the Spanish brand Pullmantur and a minority interest in the Chinese brand SkySea Cruises (our "Partner Brands"). Together, our Global Brands and our Partner Brands operate a combined total of 49 ships in the cruise vacation industry with an aggregate capacity of approximately 124,070 berths as of September 30, 2017.

              Our ships operate on a selection of worldwide itineraries that call on approximately 535 destinations on all seven continents. In addition to our headquarters in Miami, Florida, we have offices and a network of international representatives around the world which primarily focus on sales and market development.

              We compete principally by establishing valued brands that offer exceptional service provided by our crew and on the basis of innovation and quality of ships, variety of itineraries, choice of destinations and price. We believe that our commitment to build state-of-the-art ships and to invest in the maintenance and upgrade of our fleet to, among other things, incorporate our latest signature innovations, allows us to continue to attract new and loyal repeat guests.

              We believe cruising continues to be a popular vacation choice due to its inherent value, extensive itineraries and variety of shipboard and shoreside activities. In addition, we believe our brands are well-positioned globally and possess the ability to attract a wide range of guests by appealing to multiple customer bases allowing our global sourcing to be well diversified.

              We earned net income and adjusted net income of $1.3 billion and EBITDA and adjusted EBITDA of $2.4 billion in 2016 on $8.5 billion in revenues, compared to net income of $665.8 million, adjusted net income of $1.1 billion, EBITDA of $1.7 billion and adjusted EBITDA of $2.1 billion in 2015 on $8.3 billion in revenues. Net income and EBITDA for 2015 include the impact of a $399.3 million impairment charge related to the Pullmantur brand that we recognized in the third quarter of that year. Passenger ticket revenues accounted for approximately 72.4% and 73.0% of total revenues in 2016 and 2015, respectively. Passenger ticket revenues generated by sales originating in countries outside of the United States were approximately 45% of total passenger ticket revenues in both 2016 and 2015. International guests have grown from approximately 2.2 million in 2012 to approximately 2.7 million in 2016. We generated net cash flow from operating activities of $2.5 billion in 2016 and $1.9 billion in 2015.

              We generated net income and adjusted net income of $1.3 billion and EBITDA and adjusted EBITDA of $2.1 billion in the first nine months of 2017 on $6.8 billion in revenues, compared to net income of $1.0 billion, adjusted net income of $1.1 billion and EBITDA and adjusted EBITDA of $1.8 billion on $6.6 billion in revenues in the first nine months of 2016. Passenger ticket revenues accounted for approximately 72.2% and 72.8% of total revenues in the first nine months of 2017 and 2016, respectively.

              See "—Summary Financial and Other Data" for the definitions of adjusted net income, EBITDA and adjusted EBITDA and a reconciliation of each measure to net income.

 Industry Overview

              Cruising is considered a well-established vacation sector in the North American and European markets and a developing and promising sector in several other emerging markets. Industry data indicates that market penetration rates are still low and that a significant portion of cruise guests carried are first-time cruisers. We believe this presents an opportunity for long-term growth and a potential for increased profitability.

              We estimate that the global cruise fleet was served by approximately 503,000 berths on approximately 298 ships at the end of 2016. As of December 31, 2016, there were approximately 60 ships with an estimated 173,000 berths that are expected to be placed in service in the global cruise market between 2017 and 2021, although it is also possible that ships could be ordered or taken out of service during these periods. We estimate that the global cruise industry carried approximately 24 million cruise guests in 2016 compared to approximately 23 million cruise guests carried in 2015 and approximately 22 million cruise guests carried in 2014.

North America

              The majority of cruise guests are sourced from North America, which represented approximately 52% of global cruise guests in 2016. The compound annual growth rate in cruise guests sourced from this market was approximately 2% from 2012 to 2016.

Europe

              Cruise guests sourced from Europe represented approximately 27% of global cruise guests in 2016. The compound annual growth rate in cruise guests sourced from this market was approximately 1% from 2012 to 2016.

Asia/Pacific

              Cruise guests sourced from the Asia/Pacific region represented approximately 15% of global cruise guests in 2016. The compound annual growth rate in cruise guests sourced from this market was approximately 25% from 2012 to 2016. The Asia/Pacific region is experiencing the highest growth rate of the major regions, although it will continue to represent a relatively small sector compared to North America.

Competition

              We compete with a number of cruise lines. Our principal competitors are Carnival Corporation & plc, which owns, among others, Aida Cruises, Carnival Cruise Line, Costa Cruises, Cunard Line, Holland America Line, P&O Cruises, Princess Cruises and Seabourn, Disney Cruise Line, MSC Cruises and Norwegian Cruise Line Holdings Ltd, which owns Norwegian Cruise Line, Oceania Cruises and Regent Seven Seas Cruises. Cruise lines also compete with other vacation alternatives such as land-based resort hotels, internet-based alternative lodging sites and sightseeing destinations for consumers' leisure time. Demand for such activities is influenced by political and general economic conditions. Companies within the vacation market are dependent on consumer discretionary spending.

Our Global Brands

Royal Caribbean International

              Royal Caribbean International is positioned at the upper end of the contemporary segment of the cruise vacation industry, generally characterized by cruises that are seven nights or shorter and feature a casual ambiance as well as a variety of activities and entertainment venues. The brand appeals to families with children of all ages, as well as both older and younger couples. We believe that the quality of the Royal Caribbean International brand also enables it to attract guests from the premium segment allowing Royal Caribbean International to achieve market coverage that is among the broadest of any of the major cruise brands in the cruise vacation industry. Royal Caribbean International's strategy is to attract an array of vacationing guests by providing a wide variety of itineraries to destinations worldwide including Alaska, Asia, Australia, Bahamas, Bermuda, Canada, the Caribbean, Europe, the Panama Canal and New Zealand with cruise lengths that range from two to 24 nights. Royal Caribbean International offers multiple innovative options for onboard dining, entertainment and other onboard activities. Because of the brand's ability to deliver extensive and innovative product offerings at an excellent value to consumers, we believe Royal Caribbean International is well positioned to attract new consumers to cruising and to continue to bring loyal repeat guests back for their next vacation.

              We currently operate 24 ships with an aggregate capacity of approximately 76,450 berths under our Royal Caribbean International brand. This count includes our two newest ships, the 5,450 berth Harmony of the Seas and the 4,100 berth Ovation of the Seas, which entered our fleet in May and April of 2016, respectively.

              As of September 30, 2017, we had six ships on order with an aggregate capacity of approximately 30,500 berths. These ships include our fourth and fifth Quantum-class ships, which are scheduled to enter service in the second quarter of 2019 and fourth quarter of 2020, respectively, the fourth and fifth Oasis-class ships, which are scheduled to enter service in the first quarter of 2018 and second quarter of 2021, respectively, and the first and second ships of a new generation known as "Project Icon", which are scheduled to enter service in the second quarters of 2022 and 2024, respectively.

Celebrity Cruises

              Celebrity Cruises is positioned within the premium segment of the cruise vacation industry. Celebrity Cruises' strategy is to target affluent consumers by delivering a "Modern Luxury" experience that includes a destination-rich experience and upscale ships that offer, among other things, luxurious accommodations, a high staff-to-guest ratio, fine dining, personalized service and extensive spa facilities. Celebrity Cruises offers a variety of itineraries to popular destinations, including Alaska, Asia, Australia, Bermuda, Canada, the Caribbean, Europe, the Galapagos, Hawaii, New Zealand, the Panama Canal and South America with cruise lengths that range from two to 18 nights.

              We currently operate 12 ships with an aggregate capacity of approximately 23,170 berths under our Celebrity Cruises brand. Additionally, as of September 30, 2017, we have four ships of a new generation, known as "Project Edge," on order with an aggregate capacity of approximately 11,600 berths which are expected to enter service in the fourth quarter of 2018, the second quarter of 2020 and the fourth quarters of 2021 and 2022, respectively.

Azamara Club Cruises

              Azamara Club Cruises is designed to serve the up-market segment of the North American, United Kingdom and Australian markets. The up-market segment incorporates elements of the premium segment and the luxury segment which is generally characterized by smaller ships, high standards of accommodation and service, higher prices and exotic itineraries. Azamara Club Cruises' strategy is to deliver distinctive destination experiences through unique itineraries with more overnights and longer stays as well as comprehensive tours allowing guests to experience the destination in more depth. Azamara Club Cruises offers a variety of itineraries to popular destinations, including Asia, Australia/New Zealand, Northern and Western Europe, the Mediterranean, Central and North America and the less-traveled islands of the Caribbean. We currently operate two ships with an aggregate capacity of approximately 1,400 berths under our Azamara Club Cruises brand, offering cruise itineraries that range from three to 21 nights. In the third quarter of 2017, we entered into an agreement to purchase a 700 berth ship for our Azamara Club Cruises brand that is scheduled to be delivered in the first quarter of 2018.

Our Partner Brands

TUI Cruises

              TUI Cruises is a joint venture owned 50% by us and 50% by TUI AG, a German tourism and shipping company, which is designed to serve the contemporary and premium segments of the German cruise market by offering a product tailored for German guests. All onboard activities, services, shore excursions and menu offerings are designed to suit the preferences of this target market.

              TUI Cruises operates six ships, with an aggregate capacity of approximately 13,800 berths. In addition, TUI Cruises currently has two ships on order which are scheduled for delivery in the second quarter of 2018 and the first quarter of 2019, respectively. TUI Cruises plans to offset this additional capacity through the transfer of their oldest two ships, Mein Schiff 1 and Mein Schiff 2, to an affiliate of TUI AG, in 2018 and 2019, respectively.

Pullmantur

              Prior to August 2016, Pullmantur Holdings S.L. ("Pullmantur Holdings"), the parent company of the Pullmantur brand (formerly known as Royal Caribbean Holdings de España S.L. or "RCHE"), was wholly owned by us. Effective July 31, 2016, we sold 51% of our interest in Pullmantur Holdings. We retain a 49% interest in Pullmantur Holdings as well as full ownership of the four vessels currently operated by the Pullmantur brand under bareboat charter arrangements. Refer to Note 1. General in our consolidated financial statements under Item 8. Financial Statements and Supplementary Data included in our Annual Report on Form 10-K for the year ended December 31, 2016 and Note 1. General in our unaudited interim financial statements included in our Quarterly Report on Form 10-Q for the nine months ended September 30, 2017, each of which has been incorporated by reference in this prospectus supplement, for further information on the sale transaction.

              Pullmantur operates in the contemporary segment of the Spanish cruise market and is designed to attract Spanish-speaking families and couples and includes a Spanish-speaking crew as well as tailored food and entertainment options. Pullmantur currently operates four ships with an aggregate capacity of approximately 7,450 berths. Pullmantur Holdings also previously operated the small French regional brand CDF Croisières de France.

SkySea Cruises

              We have a strategic partnership with Ctrip.com International Ltd. ("Ctrip"), a Chinese travel service provider, to operate the cruise brand known as SkySea Cruises. We and Ctrip each own 36% of the venture, with the remaining equity held by the venture's management and a private equity fund. SkySea Cruises commenced operations during the second quarter of 2015 and operates one ship, SkySea Golden Era, which it purchased from us in 2014 and has a capacity of approximately 1,800. SkySea Cruises offers a custom-tailored product for Chinese cruise guests. All onboard activities, services, shore excursions and menu offerings are designed to suit the preferences of this target market.

Our Operating Strategy

              Our principal operating strategies are to:

  •
  protect the health, safety and security of our guests and employees and protect the environment in which our vessels and organization operate,

  •
  strengthen and support our human capital in order to better serve our global guest base and grow our business,

  •
  further strengthen our consumer engagement in order to enhance our revenues,

  •
  increase the awareness and market penetration of our brands globally,

  •
  focus on cost efficiency, manage our operating expenditures and ensure adequate cash and liquidity, with the overall goal of maximizing our return on invested capital and long-term shareholder value,

  •
  strategically invest in our fleet through the upgrade and maintenance of existing ships and the transfer of key innovations across each brand, while prudently expanding our fleet with new state-of-the-art cruise ships,

  •
  capitalize on the portability and flexibility of our ships by deploying them into those markets and itineraries that provide opportunities to optimize returns, while continuing our focus on existing key markets,

  •
  further enhance our technological capabilities to service customer preferences and expectations in an innovative manner, while supporting our strategic focus on profitability, and

  •
  maintain strong relationships with travel agencies, which continue to be the principal industry distribution channel, while enhancing our consumer outreach programs.

Additional Information

              Royal Caribbean International was founded in 1968. The current parent corporation, Royal Caribbean Cruises Ltd., was incorporated on July 23, 1985 in the Republic of Liberia under the Business Corporation Act of Liberia. Our headquarters are located at 1050 Caribbean Way, Miami, Florida 33132. Our telephone number at that address is (305) 539-6000. We maintain internet websites at www.royalcaribbean.com, www.celebritycruises.com, www.azamaraclubcruises.com, www.tuicruises.com, www.pullmantur.es and www.skysea.com. Information for our investors is available at www.rclcorporate.com. The information on our websites is not incorporated into this prospectus supplement or the accompanying prospectus.

 The Offering

Issuer	Royal Caribbean Cruises Ltd.
Notes Offered	$300,000,000 aggregate principal amount of 2.650% Senior Notes due 2020 (the "2020 notes").
$500,000,000 aggregate principal amount of 3.700% Senior Notes due 2028 (the "2028 notes").
Maturity Date	The 2020 notes will mature on November 28, 2020.
The 2028 notes will mature on March 15, 2028.
Interest Rate	The 2020 notes will bear interest at the rate of 2.650% per annum. The 2028 notes will bear interest at the rate of 3.700% per annum. Interest will accrue on the senior notes from November 28, 2017.
Interest Payment Dates	With respect to the 2020 notes, May 28 and November 28 of each year, beginning May 28, 2018. With respect to the 2028 notes, March 15 and September 15 of each year, beginning March 15, 2018.
Redemption
The senior notes are redeemable in whole or in part at any time or from time to time prior to maturity at the redemption price described under the heading "Description of Senior Notes—Optional Redemption" in this prospectus supplement. They are also redeemable as described under "Description of Debt Securities—Tax Related Considerations" in the accompanying prospectus.
Sinking Fund	None.
Priority
The senior notes will be unsecured and unsubordinated indebtedness of Royal Caribbean Cruises Ltd. and will rank on a parity with our other unsubordinated indebtedness. The senior notes will not be guaranteed by any of our subsidiaries and, accordingly, the senior notes will be structurally subordinated to the claims of our subsidiaries' creditors, including trade creditors. The senior notes will also be effectively junior to our capital leases and future secured debt, if any, to the extent of the value of the assets securing such indebtedness. At September 30, 2017, our subsidiaries had $9.3 million aggregate principal amount of indebtedness outstanding (excluding operating leases, trade payables and intercompany indebtedness). The senior notes do not limit the ability of our subsidiaries to incur indebtedness other than secured debt as described under "Description of Senior Notes—Certain Covenants—Limitations on Liens" in this prospectus supplement.
Guarantees	None.
Change of Control
If Royal Caribbean Cruises Ltd. experiences a Change of Control Triggering Event (involving both a Change of Control and a Rating Decline as described under "Description of Senior Notes—Change of Control" in this prospectus supplement), it will be required to offer to repurchase the senior notes at 101% of their principal amount plus accrued and unpaid interest. See "Description of Senior Notes—Change of Control" in this prospectus supplement.

Certain Covenants	The indenture governing the senior notes includes covenants that limit, subject to exceptions, our ability to incur secured debt and our ability to enter into sale and leaseback transactions.
Use of Proceeds
We estimate that the net proceeds from the sale of the senior notes will be approximately $791.9 million, after deducting the underwriters' discount and estimated offering expenses. We intend to use the net proceeds of this offering to repay indebtedness, including but not limited to, our $290 million unsecured term loan due 2018 and portions of our unsecured revolving credit facility due 2020 and our unsecured revolving credit facility due 2022, with any remaining proceeds being used for general corporate purposes.
Conflicts of Interest
Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, Mizuho Securities USA LLC, SMBC Nikko Securities America, Inc., BBVA Securities Inc., Citigroup Global Markets Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities LLC, Scotia Capital (USA) Inc., SG Americas Securities, LLC, DNB Markets, Inc., ICBC Standard Bank Plc, MUFG Securities Americas Inc. and Fifth Third Securities, Inc., or their respective affiliates, will each receive 5% or more of the net proceeds of this offering, not including underwriting compensation, by reason of the repayment of amounts outstanding under certain of our unsecured debt facilities. Accordingly, such underwriters are deemed to have a "conflict of interest" within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, Inc. or Rule 5121, and this offering is being conducted in compliance with Rule 5121. In accordance with Rule 5121, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, Mizuho Securities USA LLC, SMBC Nikko Securities America, Inc., BBVA Securities Inc., Citigroup Global Markets Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities LLC, Scotia Capital (USA) Inc., SG Americas Securities, LLC, DNB Markets, Inc., ICBC Standard Bank Plc, MUFG Securities Americas Inc. and Fifth Third Securities, Inc. will not confirm sales to discretionary accounts without the prior written approval of the customer.
No Public Market
Each series of the senior notes will be a new issue of securities for which there is no established trading market. Accordingly, there can be no assurance that a market for either series of the senior notes will develop or as to the liquidity of any market that may develop. The underwriters have advised us that they currently intend to make a market in each series of the senior notes. However, they are not obligated to do so and any market-making with respect to either series of the senior notes may be discontinued without notice.
Trustee	The Bank of New York Mellon Trust Company, N.A.
Governing Law	The senior notes and the indenture under which they will be issued will be governed by the laws of the State of New York.

Risk Factors	Investing in the senior notes involves risks. You should carefully consider all the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus prior to investing in the senior notes. In particular, we urge you to carefully consider the information set forth in the section titled "Risk Factors" beginning on page S-15 of this prospectus supplement and in "Item 1A—Risk Factors" of our Annual Report on Form 10-K for the year ended December 31, 2016 and our Quarterly Report on Form 10-Q for the quarter ending September 30, 2017 for a description of certain risks you should consider before investing in the senior notes.

              For additional information about the Senior Notes, see "Description of Senior Notes" in this prospectus supplement and "Description of Debt Securities" in the accompanying prospectus.

Summary Financial and Other Data

              The selected financial data set forth below for the years ended December 31, 2016, 2015, 2014, 2013 and 2012 is derived from our audited consolidated financial statements, including those incorporated in this prospectus supplement by reference to our Annual Report on Form 10-K for the year ended December 31, 2016. The Report of the Independent Registered Certified Public Accounting Firm, which also appears in our Annual Report on Form 10-K and is incorporated by reference herein, contains an explanatory paragraph indicating that we changed the manner in which we account for the consolidation of Pullmantur Holdings. The selected financial data set forth below for the nine months ended September 30, 2017 and 2016 is derived from our unaudited consolidated financial statements and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. The results for any interim period may not be indicative of the results to be expected for a full fiscal year. The selected operational data and passenger data set forth below is unaudited.

              The data set forth below should be read in conjunction with our consolidated financial statements and the related notes thereto contained in our Annual Report on Form 10-K for the year ended December 31, 2016 and our Quarterly Report on Form 10-Q for the quarter ending September 30, 2017, both of which have been filed with the SEC and are incorporated herein by reference.

	Nine Months Ended September 30,		Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
	(unaudited)
	(dollars in thousands)
Selected financial data:
Income statement data:
Total revenues	$6,773,378	$6,586,798	$8,496,401	$8,299,074	$8,073,855	$7,959,894	$7,688,024
Expenses:
Cruise operating	3,750,878	3,892,288	5,015,539	5,099,393	5,306,281	5,305,270	5,157,434
Marketing, selling and administrative	874,957	852,435	1,100,290	1,086,504	1,048,952	1,044,819	1,011,543
Depreciation and amortization	710,836	661,712	894,915	827,008	772,445	754,711	730,493

Operating income	1,436,707	1,180,363	1,477,205	874,902	941,859	798,148	403,110
Interest income	16,756	14,875	20,856	12,025	10,344	13,898	21,331
Interest expense, net of interest capitalized	(230,182)	(226,803)	(307,370)	(277,725)	(258,299)	(332,422)	(355,785)
Equity investment income	120,359	94,832	128,350	81,026	51,640	31,987	23,789
Extinguishment of unsecured senior notes	—	—	—	—	—	(4,206)	(7,501)
Other (expense) income(1)	(6,546)	(40,965)	(35,653)	(24,445)	18,602	(33,713)	(66,657)

Net income	$1,337,094	$1,022,302	$1,283,388	$665,783	$764,146	$473,692	$18,287

Balance sheet data:
Property and equipment, net	$19,688,872	$20,230,803	$20,161,427	$18,777,778	$18,193,627	$17,517,752	$17,451,034
Total assets	$22,099,314	$22,450,262	$22,310,324	$20,782,043	$20,713,190	$20,072,947	$19,827,930
Total debt including capital leases	$7,592,207	$9,717,852	$9,387,436	$8,527,243	$8,443,948	$8,074,804	$8,489,947
Total shareholders' equity	$10,435,488	$8,790,149	$9,121,412	$8,063,039	$8,284,359	$8,808,265	$8,308,749
Cash flow data:
Net cash provided by (used in):
Operating activities	$2,454,601	$2,000,952	$2,516,690	$1,946,366	$1,743,759	$1,412,068	$1,381,734
Investing activities	$(78,011)	$(2,517,559)	$(2,724,892)	$(1,742,975)	$(1,770,378)	$(824,538)	$(1,263,323)
Financing activities	$(2,369,710)	$596,950	$243,809	$(253,512)	$17,480	$(576,626)	$(179,617)
Capital expenditures	$(387,335)	$(2,313,831)	$(2,494,363)	$(1,613,340)	$(1,811,398)	$(763,777)	$(1,291,499)

	Nine Months Ended September 30,		Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
	(unaudited)
	(dollars in thousands, except Net Yields and Net Cruise Costs per APCD)
Selected operational data:
Adjusted net income(6)	$1,337,094	$1,050,031	$1,314,689	$1,065,066	$755,729	$539,224	$442,873
EBITDA(11)	$2,147,543	$1,842,075	$2,372,120	$1,701,910	$1,714,304	$1,552,859	$1,133,603
Adjusted EBITDA(11)	$2,147,543	$1,842,075	$2,372,120	$2,113,177	$1,714,304	$1,584,559	$1,519,047
Ratio of adjusted EBITDA to interest expense(11)	9.3x	8.1x	7.7x	7.6x	6.6x	4.8x	4.3x
Net Yields(17)	$192.35	$179.92	$175.86	$173.15	$174.92	$172.43	$168.51
Net Cruise Costs per APCD(14)	$114.67	$115.10	$112.94	$115.48	$124.10	$124.86	$123.14
Net Cruise Costs Excluding Fuel per APCD(14)	$96.26	$96.47	$94.09	$93.77	$96.86	$97.65	$96.16
Selected passenger data:
Passengers carried(2)	4,371,235	4,365,144	5,754,747	5,401,899	5,149,952	4,884,763	4,852,079
Occupancy percentage(2)(3)	108.9%	106.5%	106.4%	105.1%	105.6%	104.7%	104.4%
Passenger cruise days(2)(4)	30,100,035	30,367,048	40,250,557	38,523,060	36,710,966	35,561,772	35,197,783
Available passenger cruise days ("APCD")(2)(5)	27,646,779	28,503,681	37,844,644	36,646,639	34,773,915	33,974,852	33,705,584

(1)
Includes: (a) for 2016, a $21.7 million loss related to the 2016 elimination of the Pullmantur reporting lag, (b) for 2015, a net deferred tax benefit of $12.0 million related to the 2015 Pullmantur impairments, (c) for 2014, a deferred tax benefit of $33.5 million related to the 2014 reversal of a valuation allowance and (d) for 2012, a $28.5 million net deferred tax expense related to impairments in 2012.

(2)
Amounts in 2016 do not include November and December 2015 amounts for Pullmantur as the net Pullmantur result for those months was included within Other (expense) income in our consolidated statements of comprehensive income (loss) for the nine months ended September 30, 2016 and for the year ended December 31, 2016 as a result of the elimination of the Pullmantur reporting lag, and did not affect Gross Yields, Net Yields, Gross Cruise Costs, Net Cruise Costs and Net Cruise Costs excluding Fuel. Additionally, effective August 2016, we no longer include Pullmantur Holdings in these amounts.

(3)
Occupancy, in accordance with cruise vacation industry practice, is calculated by dividing passenger cruise days by APCD. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

(4)
Represents the number of passengers carried for the period multiplied by the number of days of their respective cruises.

(5)
Represents double occupancy per cabin multiplied by the number of cruise days for the period, which excludes canceled cruise days and drydock days.

(6)
Adjusted net income represents net income excluding certain items, which we believe adjusting is meaningful when assessing our performance on a comparative basis. Adjusted net income is a non-GAAP measure and should not be considered an alternative to any other measure of performance under generally accepted accounting principles. For the first nine months of 2017 and 2016, these items included the net loss related to the elimination of the Pullmantur reporting lag (described below), the net gain related to the 51% sale of the Pullmantur and CDF Croisières de France brands, restructuring charges and other initiative costs related to our Pullmantur right-sizing strategy and other restructuring initiatives. For the full years 2016, 2015, 2014, 2013 and 2012, these items included the impairment of the Pullmantur related assets, the net loss related to the elimination of the Pullmantur reporting lag, the net gain related to the 51% sale of the Pullmantur and CDF Croisières de France brands and related costs, restructuring charges and other initiative costs related to our Pullmantur right-sizing strategy and other restructuring initiatives, the estimated impact of the divested Pullmantur non-core businesses for periods prior to the sales transaction, the loss recognized on the sale of Celebrity Century, the impact of the change in our voyage proration methodology (described below) and the reversal of a deferred tax asset valuation allowance due to Spanish tax reform. The following table reconciles net income to adjusted net income for the periods presented:

	Nine Months Ended September 30,		Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
	(unaudited)
	(dollars in thousands)
Net income	$1,337,094	$1,022,302	$1,283,388	$665,783	$764,146	$473,692	$18,287
Impairment of Pullmantur related assets(7)	—	—	—	399,283	—	—	413,932
Net loss related to the elimination of Pullmantur reporting lag(8)	—	21,656	21,656	—	—	—	—
Net gain related to the sale of the Pullmantur and CDF Croisières de France brands	—	(3,834)	(3,834)	—	—	—	—
Restructuring and related impairment charges	—	6,627	8,452	—	4,318	56,946	—
Other initiative costs	—	3,280	5,027	—	21,211	—	—
Estimated impact of divested businesses prior to sales transaction(10)	—	—	—	—	11,013	8,586	10,654
Loss on sale of ship included within other operating expenses	—	—	—	—	17,401	—	—
Impact of voyage proration change(9)	—	—	—	—	(28,877)	—	—
Reversal of a deferred tax valuation allowance	—	—	—	—	(33,483)	—	—

Adjusted net income	$1,337,094	$1,050,031	$1,314,689	$1,065,066	$755,729	$539,224	$442,873

(7)
Amount for 2015 includes a net deferred income tax benefit of $12.0 million related to the Pullmantur impairment. Amount for 2012 includes a net deferred tax expense of $28.5 million related to the Pullmantur impairment. The net deferred tax expense includes a $33.7 million charge to record a 100% valuation allowance related to our deferred tax assets for Pullmantur and a $5.2 million tax benefit to reduce the deferred tax liability related to Pullmantur's trademarks and trade names.

(8)
Effective January 1, 2016, we eliminated Pullmantur Holdings', the parent company of the Pullmantur and CDF Croisières de France brands, two-month reporting lag to be consistent with the fiscal calendar of the Company. The elimination of the Pullmantur reporting lag represented a change in accounting principle which we believed to be preferable because it provided more current information to the users of our financial statements. Accordingly, the results of Pullmantur Holdings for November and December 2015 are included in our statement of comprehensive income (loss) for the year ended December 31, 2016.

(9)
Represents the net income amount that would have been recognized in 2013 had we recognized revenues and cruise operating expenses on a pro-rata basis for all voyages.

(10)
The estimated impact of the divested Pullmantur non-core businesses was arrived at by adjusting the net income (loss) of these businesses for the ownership percentage we retained, as well as, for intercompany transactions that are no longer eliminated in our consolidated statements of comprehensive income (loss) subsequent to the sales transaction.

(11)
EBITDA represents net income before interest income, interest expense (net of interest capitalized), equity investment income, other expense or income (net of the impact of the extinguishment of unsecured senior notes) depreciation and amortization. Adjusted EBITDA excludes the impact of certain impairment charges incurred during the applicable periods presented. The ratio of adjusted EBITDA to interest expense is calculated by dividing interest expense into adjusted EBITDA. EBITDA and adjusted EBITDA are non-GAAP measures and should not be considered alternatives to any other measure of performance under generally accepted accounting principles. We present EBITDA and adjusted EBITDA because management believes that EBITDA and adjusted EBITDA would be useful for debt investors in assessing our operating performance and our performance relative to our financial obligations. The following table reconciles net income to EBITDA and adjusted EBITDA for the periods presented:

	Nine Months Ended September 30,		Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
	(unaudited)
	(dollars in thousands)
Net Income	$1,337,094	$1,022,302	$1,283,388	$665,783	$764,146	$473,692	$18,287
Interest income	(16,756)	(14,875)	(20,856)	(12,025)	(10,344)	(13,898)	(21,331)
Interest expense, net of interest capitalized	230,182	226,803	307,370	277,725	258,299	332,422	355,785
Equity investment income	(120,359)	(94,832)	(128,350)	(81,026)	(51,640)	(31,987)	(23,789)
Other expense (income)(12)	6,546	40,965	35,653	24,445	(18,602)	37,919	74,158
Depreciation and amortization	710,836	661,712	894,915	827,008	772,445	754,711	730,493

EBITDA	2,147,543	1,842,075	2,372,120	1,701,910	1,714,304	1,552,859	1,133,603
Impairment of Pullmantur related assets(13)	—	—	—	411,267	—	31,700	385,444

Adjusted EBITDA	$2,147,543	$1,842,075	$2,372,120	$2,113,177	$1,714,304	$1,584,559	$1,519,047

Ratio of adjusted EBITDA to interest expense	9.3x	8.1x	7.7x	7.6x	6.6x	4.8x	4.3x
(12)
Includes: (a) for 2016, a $21.7 million loss related to the 2016 elimination of the Pullmantur reporting lag, (b) for 2015, a deferred tax benefit of $12.0 million related to the 2015 Pullmantur impairments, (c) for 2014, a deferred tax benefit of $33.5 million related to the 2014 reversal of a valuation allowance, (d) for 2013, a loss on the extinguishment of unsecured senior notes of $4.2 million and (e) for 2012, a loss on the extinguishment of unsecured senior notes of $7.5 million and a $28.5 million net deferred tax expense related to impairments in 2012.

(13)
The tax impacts related to the impairments are included in other expense (income) reported above.

(14)
Net Cruise Costs and Net Cruise Costs Excluding Fuel represent Gross Cruise Costs excluding commissions, transportation and other expenses and onboard and other expenses and, in the case of Net Cruise Costs Excluding Fuel, fuel expenses. Gross Cruise Costs represent the sum of total cruise operating expenses plus marketing, selling and administrative expenses. In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Costs and Net Cruise Costs Excluding Fuel to be the most relevant indicators of our performance. APCD is our measurement of capacity and represent double occupancy per cabin multiplied by the number of cruise days for the period. A reconciliation of Gross Cruise Costs to Net Cruise Costs is as follows:

	Nine Months Ended September 30,		Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
	(unaudited)
	(dollars in thousands, except Gross Cruise Costs per APCD and Net Cruise Costs per APCD)
Total cruise operating expenses	$3,750,878	$3,892,288	$5,015,539	$5,099,393	$5,306,281	$5,305,270	$5,157,434
Marketing, selling and administrative expenses(15)	874,957	845,808	1,100,290	1,086,504	1,048,952	1,044,819	1,011,543

Gross Cruise Costs	4,625,835	4,738,096	6,115,829	6,185,897	6,355,233	6,350,089	6,168,977

Less:
Commissions, transportation and other	1,060,176	1,060,391	1,349,677	1,400,778	1,372,785	1,314,595	1,289,255
Onboard and other	395,472	399,739	493,558	553,104	582,750	568,615	529,453

Net Cruise Costs including divested businesses and other initiative costs	3,170,187	3,277,966	4,272,594	4,232,015	4,399,698	4,466,879	4,350,269

Less:
Net gain related to the sale of Pullmantur and CDF Croisières de France brands included within other operating expenses	—	(3,834)	(3,834)	—	—	—	—
Net Cruise Costs related to divested businesses prior to sales transaction	—	—	—	—	47,854	224,864	199,596
Other initiative costs included within cruise operating expenses and marketing, selling and administrative expenses	—	1,073	2,433	—	18,972	—	—
Loss on sale of ship included within operating expenses	—	—	—	—	17,401	—	—

Net Cruise Costs	3,170,187	3,280,727	4,273,995	4,232,015	4,315,471	4,242,015	4,150,673

Less:
Fuel(16)	508,914	530,859	713,252	795,801	947,391	924,414	909,691

Net Cruise Costs Excluding Fuel	$2,661,273	$2,749,868	$3,560,743	$3,436,214	$3,368,080	$3,317,601	$3,240,982

APCD	27,646,779	28,503,681	37,844,644	36,646,639	34,773,915	33,974,852	33,705,584
Gross Cruise Costs per APCD	$167.32	$166.23	$161.60	$168.80	$182.76	$186.91	$183.03
Net Cruise Costs per APCD	$114.67	$115.10	$112.94	$115.48	$124.10	$124.86	$123.14
Net Cruise Costs Excluding Fuel per APCD	$96.26	$96.47	$94.09	$93.77	$96.86	$97.65	$96.16
(15)
For the nine months ended September 30, 2016, amount does not include restructuring charges of $6.6 million. For the years ended December 31, 2016, 2014 and 2013, amount does not include restructuring charges of $8.5 million, $4.3 million and $23.4 million, respectively.

(16)
For the nine months ended September 30, 2016 and for the year ended December 31, 2016, amounts do not include fuel expense of $0.4 million included within other initiative costs associated with the redeployment of Pullmantur's Empress to the Royal Caribbean International brand.

(17)
Net Yields represent Net Revenues per APCD. Net Revenues represent total revenues less commissions, transportation and other expenses and onboard and other expenses. We use this measure to perform capacity and rate analysis to identify our main non-capacity drivers which cause our cruise revenue and expenses to vary. We utilize Net Revenue and Net Yields to manage our business on a day-to-day basis as we believe that it is the most relevant measure of our pricing performance because it reflects the cruise revenues earned by us net of our most significant variable costs, which are commissions, transportation and other expenses and onboard and other expenses. For the periods prior to the sale of the Pullmantur non-core businesses, Net Revenues and Net Yields exclude the estimated impact of the divested businesses. Net Yields also excludes initiative costs related to the sale of the Pullmantur and CDF brands. A reconciliation of Gross Yields to Net Yields is as follows:

	Nine Months Ended September 30,		Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
	(unaudited)
	(dollars in thousands, except Gross Yields and Net Yields)
Passenger ticket revenues	$4,892,760	$4,794,653	$6,149,323	$6,058,821	$5,893,847	$5,722,718	$5,594,595
Onboard and other revenues	1,880,618	1,792,145	2,347,078	2,240,253	2,180,008	2,237,176	2,093,429

Total revenues	6,773,378	6,586,798	8,496,401	8,299,074	8,073,855	7,959,894	7,688,024

Less:
Commissions, transportation and other	1,060,176	1,060,391	1,349,677	1,400,778	1,372,785	1,314,595	1,289,255
Onboard and other	395,472	399,739	493,558	553,104	582,750	568,615	529,453

Net revenues including other initiative costs and divested businesses	5,317,730	5,126,668	6,653,166	6,345,192	6,118,320	6,076,684	5,869,316
Less:
Other initiative costs included in net revenues	—	(1,843)	(2,230)	—	—	—	—
Net revenues related to divested businesses prior to sales transaction	—	—	—	—	35,656	218,350	189,527

Net revenues	$5,317,730	$5,128,511	$6,655,396	$6,345,192	$6,082,664	5,858,334	$5,679,789

APCD	27,646,779	28,503,681	37,844,644	36,646,639	34,773,915	33,974,852	33,705,584
Gross Yields	$245.00	$231.09	$224.51	$226.46	$232.18	$234.29	$228.09
Net Yields	$192.35	$179.92	$175.86	$173.15	$174.92	$172.43	$168.51

RISK FACTORS

              You should carefully consider the specific risk factors set forth below and in "Item 1A—Risk Factors" of our Annual Report on Form 10-K for the year ended December 31, 2016 and our Quarterly Report on Form 10-Q for the quarter ending September 30, 2017, as well as the other information contained and incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding to invest in the senior notes. This prospectus supplement and the accompanying prospectus contain and incorporate statements that constitute forward-looking statements regarding, among other matters, our intent, belief or current expectations about our business. These forward-looking statements are subject to risks, uncertainties and assumptions. See "Forward-Looking Statements" in this prospectus supplement.

Risks Related to the Senior Notes

Despite our current indebtedness levels, we and our subsidiaries may be able to incur substantially more debt and take other actions that could diminish our ability to make payments on the senior notes when due, which could further exacerbate the risks associated with our substantial indebtedness.

              Despite our current indebtedness levels, we and our subsidiaries may be able to incur substantially more additional indebtedness in the future. We will not be restricted under the terms of the indenture governing the senior notes from incurring additional debt, or recapitalizing our debt, and we have substantial capacity to incur additional debt and to take a number of other actions, not prohibited by the terms of the indenture governing the senior notes, that could have the effect of diminishing our ability to make payments on the senior notes when due and further exacerbate the risks associated with our substantial indebtedness. In particular, as of September 30, 2017 we had committed financing in an aggregate principal amount of approximately $10.8 billion available for future ships under construction (not including committed financing related to TUI Cruises' newbuilds).

The senior notes will not be guaranteed by any of our subsidiaries or secured by any of our assets and will be effectively junior to any secured indebtedness we may incur and structurally junior to indebtedness of our subsidiaries.

              The senior notes will be our general unsecured obligations ranking effectively junior in right of payment to all of our existing and future secured debt to the extent of the value of the assets securing such indebtedness. As of September 30, 2017, we did not have any secured debt (excluding capital leases). However, we may incur secured debt in the future. To the extent we do, in the event that we are declared bankrupt, become insolvent or are liquidated or reorganized, creditors whose debt is secured by our assets will be entitled to the remedies available to secured holders under applicable laws with respect to such assets, including the foreclosure of the collateral securing such debt, before any payment may be made with respect to senior notes.

              In addition, the senior notes are not guaranteed by any of our subsidiaries, and therefore, the senior notes will be structurally subordinated to all existing and future secured and unsecured indebtedness and other liabilities of our subsidiaries. As of September 30, 2017, our ship-owning and non ship-owning subsidiaries had outstanding indebtedness of approximately $0 and $9.3 million, respectively (excluding operating leases, trade payables and intercompany indebtedness). The terms of the senior notes do not preclude our subsidiaries from incurring indebtedness.

Our debt exposes us to various risks.

              At September 30, 2017, our total indebtedness was approximately $7.6 billion. Our indebtedness has the potential to affect us adversely in a number of ways, including increasing our vulnerability to adverse economic, industry or competitive developments, requiring us to devote a substantial portion of our cash flow to debt service, which could reduce the funds available for other purposes or otherwise constrain our financial flexibility, affecting our ability to obtain additional financing, subjecting us to various financial and operating covenants and decreasing our profitability and/or cash flow.

Increased regulatory oversight, changes in the method pursuant to which the LIBOR rates are determined and potential phasing out of LIBOR after 2021 may adversely affect the value of a portion of our indebtedness.

              A portion of our indebtedness bears interest at variable rates that are linked to changing market interest rates. As a result, an increase in market interest rates would increase our interest expense and our debt service obligations. At September 30, 2017, we had approximately $4.0 billion of indebtedness that bears interest at variable rates. This amount represented approximately 51% of our total indebtedness. As of September 30, 2017, a 1% increase in prevailing interest rates would increase our interest expense by approximately $6.0 million for 2017.

              In addition, on July 27, 2017, the Financial Conduct Authority (the "FCA") announced that it will no longer persuade or compel banks to submit LIBOR rates after 2021 (the "FCA Announcement"). It is not possible to predict the effect of the FCA Announcement, any changes in the methods pursuant to which the LIBOR rates are determined and any other reforms to LIBOR that will be enacted in the United Kingdom and elsewhere, which may adversely affect the trading market for LIBOR-based securities or result in the phasing out of LIBOR as a reference rate for securities. In addition, any changes announced by the FCA, including the FCA Announcement, the ICE Benchmark Administration Limited or any other successor governance or oversight body, or future changes adopted by such body, in the method pursuant to which the LIBOR rates are determined may result in a sudden or prolonged increase or decrease in the reported LIBOR rates. If that were to occur, the level of interest payments on the portion of our indebtedness that bears interest at variable rates would be affected which may materially impact the amount of our interest payments under such debt. Further, if a LIBOR rate is not available on an interest determination date for such indebtedness, the terms of such indebtedness will require that we use the LIBOR rate available on the immediately preceding interest determination date for such indebtedness, which may result in different than expected interest payments.

If we experience a Change of Control Triggering Event, we will be required to make offers to repurchase the senior notes. However, we may be unable to do so due to lack of funds or covenant restrictions.

              If we experience a Change of Control Triggering Event, which requires both a Change of Control and a Rating Decline associated therewith (all capitalized terms as defined in the indenture governing the senior notes), we will be required to make offers to repurchase all outstanding senior notes (including the notes offered hereby) at 101% of their principal amount, plus accrued but unpaid interest, if any, to the date of repurchase. However, we may be unable to do so because:

  •
  we might not have enough available funds, particularly since a change of control could cause part or all of our other indebtedness to become due; and

  •
  some agreements governing our credit facilities and other indebtedness could prohibit us from repurchasing the senior notes, unless we were able to obtain a waiver or refinance such indebtedness.

              A failure to make an offer to repurchase the senior notes upon the occurrence of a Change of Control Triggering Event would give rise to an event of default under the indenture governing the senior notes and could result in an acceleration of amounts due thereunder. In addition, if we experience a Change of Control Triggering Event, we will also be required to make offers to purchase certain of our other outstanding notes, and our failure to make such offers would give rise to a default and possible acceleration of amounts due under those notes. Any such default could trigger a cross default under the indenture governing the senior notes. See "Description of Senior Notes—Change of Control."

Certain changes of control would require us to prepay much of our outstanding indebtedness but may not require us to engage in a Change of Control Offer with respect to the senior notes.

              We may be required to prepay a majority of our debt facilities if, subject to certain exceptions, during any 24-month period, a majority of our Board of Directors is no longer comprised of individuals who were members of the Board of Directors on the first day of such period.

              If this were to occur, it could have an adverse impact on our liquidity and operations. These prepayment provisions may be triggered by management changes that do not otherwise require us to engage in a Change of Control Offer with respect to the senior notes. See "Description of Senior Notes—Change of Control." In that case, although we would be required to prepay other outstanding indebtedness, we would not be obligated to offer to repurchase the senior notes.

Our credit ratings may not reflect all of the risks of an investment in the senior notes.

              Our credit ratings are an independent assessment of our ability to pay debt obligations as they become due. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the senior notes. Our credit ratings, however, may not reflect the potential impact that risks related to structural, market or other factors discussed in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein may have on the value of your senior notes.

The trading price for each series of the senior notes will be directly affected by many factors, including our credit rating.

              Credit rating agencies continually revise their ratings for companies they follow, including us. Any ratings downgrade could adversely affect the trading price of each series of the senior notes, or the trading market for each series of the senior notes, to the extent a trading market for either series of the senior notes develops. The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future, and any such fluctuation may impact the trading price of each series of the senior notes.

Our business operations may not generate the cash needed to service and repay senior notes or our other indebtedness.

              Our ability to make payments on senior notes and service our other indebtedness will depend on our ability to generate cash in the future, which, in turn, is subject to a variety of risks and uncertainties, many of which are beyond our control. At each respective maturity, the entire outstanding principal amount of the maturing series of senior notes will become due and payable by us. We may not have sufficient funds to pay the principal of, or the premium (if any) or interest on, the notes or amounts due on our other indebtedness. If we do not have sufficient funds on hand or available through existing borrowing facilities or through cash generated from our operations, we will need to seek additional financing. Additional financing may not be available to us in the amounts necessary on terms that are satisfactory to us or at all. If we default in the payment of amounts due on the senior notes (or our other outstanding indebtedness), it would give rise to an event of default under such indenture governing the senior notes (or the agreements governing our other debt) and possible acceleration of amounts due under the indenture (or those other agreements), and any such default under one indenture or agreement could trigger a cross default under each other indenture or agreement. In the event of any acceleration, there can be no assurance that we will have enough cash to repay our outstanding indebtedness, including the senior notes.

An active trading market may not develop for either series of the senior notes, which could limit their market price or your ability to sell the senior notes of either series.

              Each series of the senior notes constitute a new issue of debt securities for which there currently is no trading market. As a result, we cannot provide any assurances that any market will develop for the senior notes of either series or that you will be able to sell your senior notes. We have no plans to list the senior notes of either series on any national securities exchange or any automated quotation system. If any of the senior notes are traded after their initial issuance, they may trade at a discount to their initial offering price depending on prevailing interest rates, the markets for similar securities, general economic conditions, our financial condition, performance and prospects and other factors. The underwriters have advised us that they intend to make a market in each series of the senior notes, but they are not obligated to do so, and may discontinue any market-making in either series of the senior notes at any time at their sole discretion. Accordingly, we cannot assure you that a liquid trading market will develop for either series of the senior notes, that you will be able to sell your senior notes at a particular time or that the price you receive when you sell will be favorable. To the extent an active trading market does not develop, the liquidity and trading price of the senior notes may be harmed. Accordingly, you may be required to bear the financial risk of an investment in the senior notes for an indefinite period of time.

A change in our tax status under the United States Internal Revenue Code, or other jurisdictions, may have adverse effects on our income.

              We and a number of our subsidiaries are foreign corporations that derive income from a U.S. trade or business and/or from sources within the United States. Drinker Biddle & Reath LLP, our U.S. tax counsel, has delivered to us an opinion, based on certain representations and assumptions set forth in it, to the effect that under current law this income, to the extent derived from or incidental to the international operation of a ship or ships, is excluded from gross income for U.S. federal income tax purposes pursuant to Section 883 of the Internal Revenue Code. We believe that most of our income (including that of our subsidiaries) is derived from or incidental to the international operation of a ship or ships.

              Our ability to rely on Section 883 could be challenged or could change in the future. Provisions of the Internal Revenue Code, including Section 883, are subject to legislative change at any time. In particular, the Joint Committee on Taxation's Description of the Chairman's Mark of the "Tax Cuts and Jobs Act," publically released on November 9, 2017, regarding a tax bill that has been reported out by the Senate Finance Committee, describes a provision that would eliminate the Section 883 exemption for certain income from the operation of passenger cruises for taxable years beginning on or after January 1, 2018. This provision, if enacted, would cause us to be subject to U.S. federal income tax on certain income from operating passenger cruises. The provision is subject to change and it is unclear at this time if and when such proposed provision may be enacted and, if enacted, the precise formulation of such provision as well as the effect such provision would have on us.

              Moreover, changes could occur in the future with respect to the identity, residence or holdings of our direct or indirect shareholders, trading volume or trading frequency of our shares, or relevant foreign tax laws of Liberia such that it no longer qualifies as an equivalent exemption jurisdiction, that could affect our eligibility for the Section 883 exemption. Accordingly, there can be no assurance that we will continue to be exempt from U.S. income tax on U.S. source shipping income in the future. If we were not entitled to the benefit of Section 883, we and our subsidiaries would be subject to U.S. taxation on a portion of the income derived from or incidental to the international operation of our ships, which would reduce our net income.

              Additionally, portions of our business are operated by companies that are within the United Kingdom tonnage tax regime. Further, some of our operations are conducted in jurisdictions where we rely on tax treaties to provide exemption from taxation. To the extent the United Kingdom tonnage tax laws change or we do not continue to meet the applicable qualification requirements or if tax treaties are changed or revoked, we may be required to pay higher income tax in these jurisdictions, adversely impacting our results of operations.

              As budgetary constraints continue to adversely impact the jurisdictions in which we operate, increases in income tax regulations, tax audits or tax reform affecting our operations may be imposed.

FORWARD-LOOKING STATEMENTS

              This prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact, including statements regarding guidance contained in our periodic reports, business and industry prospects or future results of operations or financial position, made in this prospectus supplement, the accompanying prospectus and the documents incorporated herein by reference are forward-looking. Words such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "may," "plan," "project," "seek," "should," "will," "driving" and similar expressions are intended to further identify any of these forward-looking statements. Forward-looking statements reflect management's current expectations, but they are based on judgments and are inherently uncertain. Furthermore, they are subject to risks, uncertainties and other factors that could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include, but are not limited to, those discussed under the heading "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2016 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 and those identified under "Risk Factors" on page S-15 of this prospectus supplement including the following:

  •
  the impact of the worldwide economic or other conditions on the demand for cruises;

  •
  the global political climate, fears of terrorist and pirate attacks, armed conflict, the unavailability or cost of air service and the resulting concerns over safety and security aspects of traveling;

  •
  the impact of the worldwide economic environment on our ability to generate cash flows from operations, satisfy the financial covenants required by our credit facilities or obtain new borrowings from the credit or capital markets;

  •
  the impact of disruptions in the global financial markets on the ability of our counterparties and others to perform their obligations to us, including those associated with our loan agreements and derivative contracts;

  •
  negative incidents concerning the Company and the cruise vacation industry, or adverse publicity, including those involving the health, safety and security of guests, accidents, unusual weather conditions or natural disasters or disruptions;

  •
  our ability to appropriately balance our cost management strategy with our goal of satisfying guest expectations;

  •
  failure to keep pace with developments in technology could impair our operations or competitive position;

  •
  the uncertainties of conducting business globally and our ability to realize the intended benefits of our investments in new markets;

  •
  changes in operating and financing costs, including changes in foreign exchange rates, interest rates, fuel, food, payroll, airfare, insurance and security costs;

  •
  vacation industry competition and industry overcapacity in certain markets;

  •
  the cost of or changes in tax, environmental, labor, health, safety, security and other laws and regulations affecting our business;

  •
  pending or threatened litigation, enforcement actions, fines or penalties;

  •
  emergency ship repairs, including the related lost revenue;

  •
  the impact of ship construction, repair or refurbishment delays, ship cancellations or ship construction price increases brought about by construction faults, mechanical problems or financial difficulties encountered by shipyards or their subcontractors;

  •
  the spread of contagious diseases;

  •
  disruptions to our shoreside business related to actual or threatened natural disasters, information systems failure or similar events;

  •
  our ability to differentiate our products;

  •
  our ability to manage our business activities that involve our co-investment with third parties;

  •
  our inability to adequately incentivize our travel agents or changes and/or disruptions to the travel agency industry;

  •
  the loss of key personnel, strained employee relations and/or our inability to retain or recruit qualified personnel;

  •
  changes in our stock price or principal shareholders;

  •
  uncertainties of a foreign legal system as we are not incorporated in the United States;

  •
  the unavailability of ports of call; and

  •
  weather.

              The forward-looking statements included in this prospectus supplement speak only as of the date of this document. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should consider the areas of risk described above, as well as those set forth under the heading "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2016 and our Quarterly Report on Form 10-Q for the quarter ending September 30, 2017 as well as in our periodic reports on file from time to time and in this prospectus supplement and the accompanying prospectus in connection with considering any forward-looking statements that may be made by us and our businesses generally.

 USE OF PROCEEDS

              We estimate that the net proceeds from the sale of the senior notes offered hereby will be approximately $791.9 million, after deducting the underwriters' discounts and the estimated offering expenses payable by us. We intend to use the net proceeds of this offering to repay indebtedness, including but not limited to, our $290 million unsecured term loan due 2018 and portions of our unsecured revolving credit facility due 2020 and our unsecured revolving credit facility due 2022, with any remaining proceeds being used for general corporate purposes.

 RATIO OF EARNINGS TO FIXED CHARGES

              The following table sets forth the ratio of earnings to fixed charges for each of the periods presented. In calculating this ratio, we take earnings to consist of net income, excluding taxes and income (loss) from equity investees, net of distributions, plus fixed charges and excluding capitalized interest. Fixed charges include gross interest expense, capitalized interest, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges.

	Nine Months Ended September 30,		Year Ended December 31,
	2017	2016	2016	2015	2014	2013	2012
Ratio of earnings to fixed charges	3.9x	3.6x	4.6x	2.9x	3.2x	2.2x	1.1x

 CAPITALIZATION

              The following table sets forth, as of September 30, 2017, our consolidated capitalization and cash and cash equivalents on an actual basis and as adjusted to give effect to this offering and the use of proceeds therefrom. You should read this table in conjunction with our consolidated financial statements and related notes thereto which are incorporated by reference.

	As of September 30, 2017
(in millions)	Actual	As Adjusted
Cash and cash equivalents	$140	$140

Current portion of long-term debt(1):	1,516	1,226
Long-term debt:
$1.4 billion unsecured revolving credit facility due 2020	540	205
$1.2 billion unsecured revolving credit facility due 2022(2)	280	113
5.25% to 7.50% notes due 2022 and 2027	918	918
Unsecured term loans due through 2028	4,308	4,308
2.650% Senior Notes due 2020 offered hereby(3)	—	298
3.700% Senior Notes due 2028 offered hereby(3)	—	494
Other debt:
Capital lease obligations	30	30

Total debt	7,592	7,592

Total shareholders' equity	10,436	10,436

Total capitalization	$18,028	$18,028

(1)
As adjusted column reflects repayment of the $290 million unsecured term loan due 2018.

(2)
As of September 30, 2017, this facility was scheduled to terminate in August 2018. In the fourth quarter of 2017, we amended and restated this facility, extending the termination date from August 2018 to October 2022.

(3)
Balance represents the principal amounts of the 2.650% Senior Notes due 2020 and the 3.700% Senior Notes due 2028, net of unamortized discounts and estimated debt issuance costs of $2 million for the 2020 notes and $6 million for the 2028 notes.

DESCRIPTION OF SENIOR NOTES

              The following description of the particular terms of the senior notes (as defined below) offered hereby (referred to in the accompanying prospectus as the "Debt Securities") supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the accompanying prospectus, to which description reference is hereby made. The senior notes will each be issued as a separate series of debt securities under the indenture, dated as of July 31, 2006, between us and The Bank of New York Mellon Trust Company, N.A. (f/k/a The Bank of New York Trust Company, N.A.), as trustee (the "base indenture"). Certain defined terms in the base indenture, as supplemented by the third supplemental indenture, are capitalized herein. Whenever a defined term is referred to and not herein defined, the definition thereof is contained in the base indenture, as supplemented by the third supplemental indenture between us and the trustee. As used in this Section, all references to the "indenture" mean the base indenture as supplemented by the third supplemental indenture. As used under this caption "Description of Senior Notes," all references to the "Company," "we," "us" and "our" refer to Royal Caribbean Cruises Ltd. on a stand-alone basis and not to Royal Caribbean Cruises Ltd. and its subsidiaries.

General

              $300,000,000 aggregate principal amount of 2.650% Senior Notes due 2020 (the "2020 notes") and $500,000,000 aggregate principal amount of 3.700% Senior Notes due 2028 (the "2028 notes" and, together with the 2020 notes, the "senior notes") will be issued on the closing date of this offering. Additional senior notes of either class may be issued under the indenture in one or more tranches from time to time (the "additional senior notes"). All references herein to the "senior notes" include any additional senior notes issued from time to time. The 2020 notes will bear interest at the rate of 2.650% per annum and will mature on November 28, 2020. The 2028 notes will bear interest at the rate of 3.700% per annum and will mature on March 15, 2028. Interest on the principal amount of the 2020 notes will be payable semi-annually on May 28 and November 28 of each year, commencing May 28, 2018 to the persons in whose names such 2020 notes are registered at the close of business on May 13 or November 13, as the case may be, preceding such May 28 or November 28. Interest on the principal amount of the 2028 notes will be payable semi-annually on March 15 and September 15 of each year, commencing March 15, 2018 to the persons in whose names such 2028 notes are registered at the close of business on March 1 or September 1, as the case may be, preceding such March 15 or September 15.

              Except as described below under "—Optional Redemption," and except in the event of a change in tax law as described in "Description of Debt Securities—Tax Related Considerations—Redemption or Assumption of Debt Securities under Certain Circumstances" in the accompanying prospectus, the senior notes are not redeemable prior to maturity and do not have the benefit of a sinking fund.

              The senior notes are subject to defeasance and covenant defeasance as described under "Description of Debt Securities—Defeasance and Satisfaction and Discharge" in the accompanying prospectus.

Priority

              The senior notes of each series will be unsecured and unsubordinated indebtedness and will rank on a parity with our other unsubordinated indebtedness from time to time outstanding and will be effectively junior to our future secured indebtedness to the extent of the assets securing such indebtedness. The senior notes will not be guaranteed by any of our subsidiaries and, accordingly, the senior notes will be structurally subordinated to the claims of our subsidiaries' creditors, including trade creditors. The senior notes do not limit the ability of our subsidiaries to incur or guarantee indebtedness other than as described under "—Certain Covenants."

              As of September 30, 2017, our ship-owning and non ship-owning subsidiaries had indebtedness of $0 and $9.3 million outstanding, respectively (excluding operating leases, trade payables and intercompany indebtedness). As of September 30, 2017, we had no outstanding indebtedness for money borrowed secured by a Lien on a Principal Property. See "Risk Factors—The senior notes will not be guaranteed by any of our subsidiaries or secured by any of our assets and will be effectively junior to any secured indebtedness we may incur and structurally junior to indebtedness of our subsidiaries."

              The senior notes will be issued only in fully registered book-entry form, without coupons, in denominations of $2,000 and integral multiples of $1,000 in excess thereof. No service charge will be made for any transfer or exchange of the senior notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. The senior notes of each series will be represented by one or more Global Securities registered in the name of a nominee of The Depository Trust Company ("DTC"). Except as set forth under "—Book-Entry System for the Senior Notes" below, the senior notes will not be issued in certificated form.

Optional Redemption

              We will have the right at our option to redeem the 2020 notes in whole or in part, at any time or from time to time prior to their maturity, on at least 15 days, but not more than 60 days, prior notice delivered to the registered address of each holder of the 2020 notes, at a redemption price equal to the greater of (i) 100% of the principal amount of such 2020 notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 15 basis points for the 2020 notes (the "2020 Notes Make-Whole Amount"), plus, in each case, accrued and unpaid interest thereon to the redemption date.

              Prior to the Par Call Date (as defined below) with respect to the 2028 notes, we will have the right at our option to redeem the 2028 notes in whole or in part, at any time or from time to time prior to their maturity, on at least 15 days, but not more than 60 days, prior notice delivered to the registered address of each holder of the 2028 notes, at a redemption price equal to the greater of (i) 100% of the principal amount of such 2028 notes and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon to the Par Call Date (exclusive of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 25 basis points for the 2028 notes (the "2028 Notes Make-Whole Amount"), plus, in each case, accrued and unpaid interest thereon to the redemption date.

              At any time and from time to time on or after December 15, 2027 (the date that is three months prior to the maturity date of the 2028 notes) (the "Par Call Date"), we may redeem the 2028 notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2028 notes being redeemed plus accrued and unpaid interest to the redemption date.

              "Treasury Rate" means, with respect to any redemption date,

  •
  the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release published by the Board of Governors of the Federal Reserve System designated as "Statistical Release H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant

    Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the maturity date, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month), or

  •
  if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate will be calculated on the third business day preceding the redemption date.

              "Comparable Treasury Issue" means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the senior notes to be redeemed (assuming, in the case of the 2028 notes, that such notes matured on the Par Call Date) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing a new issue of corporate debt securities of a comparable maturity to the remaining term of such senior notes.

              "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotation or (ii) if we obtain fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

              "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by us.

              "Reference Treasury Dealer" means (i) each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. LLC, or their affiliates which are primary United States government securities dealers, and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary United States government securities dealer in the United States (a "Primary Treasury Dealer"), we will substitute therefor another Primary Treasury Dealer and (ii) any other Primary Treasury Dealer selected by us.

              "Reference Treasury Dealer Quotation" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to us by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such redemption date.

              On and after the redemption date, interest will cease to accrue on the senior notes or any portion of the senior notes called for redemption (unless we default in the payment of the redemption price and accrued interest). On or before the redemption date, we will deposit with the trustee money sufficient to pay the redemption price and (unless the redemption date shall be an interest payment date) accrued and unpaid interest to the redemption date on the senior notes to be redeemed on such date. If less than all of the senior notes are to be redeemed, the senior notes to be redeemed shall be selected in accordance with applicable procedures of DTC. Additionally, we may at any time repurchase notes in the open market and may hold or surrender such notes to the trustee for cancellation.

Change of Control

              If a Change of Control Triggering Event (as defined below) occurs with respect to either series of the senior notes, unless the Company has exercised its right to redeem such series of senior notes as described under "—Optional Redemption," each holder of such series of the senior notes will have the right to require us to, pursuant to a Change of Control Offer, repurchase all or any part (equal to $2,000 and integral multiples of $1,000 in excess thereof) of such holder's senior notes pursuant to the offer described below (the "Change of Control Offer"), at a purchase price in cash equal to 101% of the principal amount of the senior notes plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). No purchase in part shall reduce the principal amount at maturity of the senior notes held by any holder to below $2,000.

              "Change of Control Triggering Event" means the occurrence of both (i) a Change of Control and (ii) a Rating Decline associated with such Change of Control.

              A "Change of Control" shall be deemed to occur upon the consummation of any transaction pursuant to which:

  •
  any "person" or "group" of related persons is or becomes the beneficial owner, directly or indirectly, of more than 50% of the total voting stock of the Company; or

  •
  the Company conveys, transfers or leases its properties and assets substantially as an entirety to any other person, other than to a Subsidiary of the Company.

              For purposes of this definition, (a) "person" and "group" have the meanings they have in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); and (b) "beneficial owner" is used as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all voting stock that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time.

              A "Rating Decline" shall be deemed to occur if during the period (the "Change of Control Period") commencing on the date of the first public notice of the occurrence of a Change of Control or the intention by the Company to effect a Change of Control (the "Public Notice Date") and terminating on the date that is 60 days after consummation of the Change of Control (provided that if a Rating Agency announces, after the Public Notice Date and before expiration of the Change of Control Period, that the rating of the senior notes is under review for possible downgrade by such Rating Agency, the Change of Control Period shall be extended until the first to occur of (x) the date that such Rating Agency announces the results of its review and (y) the date that is 180 days after consummation of the Change of Control), both Rating Agencies downgrade their respective rating of the senior notes, such that after such downgrades, the senior notes are not rated Investment Grade by both Rating Agencies, and both Rating Agencies do not thereafter during the Change of Control Period restore their respective Investment Grade rating of the senior notes.

              "Rating Agencies" means each of (x) Moody's Investors Service, Inc., a subsidiary of Moody's Corporation, and its successors ("Moody's") and (y) S&P Global Ratings, a division of S&P Global Inc., and its successors ("S&P") and "Rating Agency" means either of Moody's or S&P; provided that if either Moody's or S&P does not make a rating of the relevant series of the senior notes publicly available, the Company shall use commercially reasonable efforts to select a nationally recognized statistical rating organization or organizations, as the case may be, which shall then be substituted for Moody's or S&P or both of them, as the case may be; provided further, that in no event shall the Company have any obligation to maintain a rating of the senior notes.

              An "Investment Grade" rating means a rating of Baa3 or better by Moody's (or its equivalent under any successor rating categories of Moody's) or BBB- or better by S&P (or its equivalent under any successor rating categories of S&P), or if such Rating Agency ceases to rate the relevant series of the senior notes, as the case may be, for reasons outside of our control, the equivalent investment grade credit rating from any Rating Agency selected by us as a replacement Rating Agency.

              "Subsidiary" means a corporation, company (including any limited liability company), association, partnership or other business entity more than 50% of the outstanding voting stock or equivalent equity interest of which is owned, directly or indirectly, by us or by one or more of our other Subsidiaries, or by us and one or more of our other Subsidiaries. For purposes of this definition, "voting stock" means stock or equivalent equity interest which ordinarily has voting power for the election of directors, managers or partners, as applicable, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

              The definition of "Change of Control" and the covenant described in the accompanying prospectus under "Description of Debt Securities—Restrictions on Consolidation, Merger and Certain Sales of Assets" both include the phrase "conveys, transfers or leases its properties and assets substantially as an entirety." There is no precise, established and binding interpretation of the phrase "substantially as an entirety." Accordingly, in certain circumstances, there may be a degree of uncertainty as to whether a particular transaction would involve a conveyance, transfer or lease of our properties and assets "substantially as an entirety." As a result, it may be unclear whether a Change of Control Triggering Event has occurred and therefore whether a holder of senior notes has the right to require us to repurchase those senior notes.

              Within 30 days following any Change of Control Triggering Event, we will deliver a notice to each holder of the applicable senior notes, with a copy to the trustee, stating:

  •
  that a Change of Control Triggering Event has occurred and that such holder has the right to require us to purchase such holder's senior notes at a purchase price in cash equal to 101% of the principal amount of such senior notes plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date) (the "Change of Control Payment");

  •
  the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is delivered) (the "Change of Control Payment Date"); and

  •
  the procedures determined by us, consistent with the indenture, that a holder must follow in order to have its senior notes repurchased.

              On the Change of Control Payment Date, we will, to the extent lawful:

  •
  accept for payment all of the senior notes or portions of the senior notes (in integral multiples of $2,000 and integral multiples of $1,000 in excess thereof) properly tendered pursuant to the Change of Control Offer;

  •
  deposit with the paying agent an amount equal to the Change of Control Payment in respect of all of the senior notes or portions of the senior notes (in integral multiples of $2,000 and integral multiples of $1,000 in excess thereof) so tendered; and

  •
  deliver or cause to be delivered to the trustee the senior notes so accepted together with an Officers' Certificate stating the aggregate principal amount of the senior notes or portions of the senior notes being purchased by us.

              The paying agent will promptly deliver to each holder of the senior notes so tendered the Change of Control Payment for such senior notes, and the trustee will promptly authenticate and deliver (or cause to be transferred by book entry) to each holder a new senior note equal in principal amount to any unpurchased portion of the senior notes surrendered, if any; provided that each such new senior note will be in a principal amount of $2,000 and integral multiples of $1,000 in excess thereof.

              If the Change of Control Payment Date is on or after an interest record date and on or before the related interest payment date, any accrued and unpaid interest, if any, will be paid to the person in whose name a senior note is registered at the close of business on such interest record date, and no additional interest will be payable to holders who tender pursuant to the Change of Control Offer.

              Except as described above with respect to a Change of Control Triggering Event, and as described in the accompanying prospectus under "Description of Debt Securities—Restrictions on Consolidation, Merger and Certain Sales of Assets," the indenture does not contain provisions that permit the holders to require that we repurchase or redeem the senior notes or otherwise impose obligations upon us in the event of a takeover, recapitalization or similar transaction.

              We will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by us and purchases all of the senior notes validly tendered and not withdrawn under such Change of Control Offer.

              We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of the applicable senior notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of the indenture, we will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations described in the indenture by virtue of the conflict.

              Our ability to repurchase the senior notes pursuant to a Change of Control Offer may be limited by a number of factors. Our current indebtedness contains, and future indebtedness may contain, prohibitions of certain events that would constitute a Change of Control Triggering Event or require such indebtedness to be repurchased upon a Change of Control Triggering Event. Moreover, the exercise by the holders of the senior notes of their right to require us to repurchase the senior notes could cause a default under such indebtedness, even if the Change of Control Triggering Event itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to the holders of the senior notes upon a repurchase may be limited by our then-existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

Certain Covenants

              The following covenants apply to the Company and certain Restricted Subsidiaries.

Limitations on Liens

              The Company will not, and will not permit any Restricted Subsidiary to, incur, assume or suffer to exist any indebtedness for money borrowed secured by any mortgage, security interest, pledge or lien ("Lien") upon any Principal Property, whether owned at the date the senior notes are issued or thereafter acquired, without providing that the senior notes shall be secured by such Lien equally and ratably with any and all other indebtedness thereby secured, so long as such indebtedness shall be so secured.

              This restriction does not apply to indebtedness secured by (a) Liens existing on the date the senior notes are issued; (b) Liens on any real or personal property of any Person existing at the time such Person became a Restricted Subsidiary and not incurred in contemplation of such Person becoming a Restricted Subsidiary; (c) Liens in favor of the Company or any Restricted Subsidiary; (d) Liens existing on any real or personal property at the time it is acquired by the Company or a Restricted Subsidiary or created within 18 months of the date of such acquisition, conditional sale and similar agreements; (e) purchase money Liens to secure the purchase price or construction cost of property incurred prior to, at the time of or within 18 months after the acquisition, the completion of the construction or the commencement of full operations of the property; and (f) any extension, renewal or refunding (or successive extensions, renewals or refundings) of any Lien referred to in the foregoing clauses; provided the principal amount of such extension, renewal or refunding may not exceed the principal amount of the Lien being extended, renewed or refunded plus the amount of any premium or other costs paid in connection with such extension, renewal or refunding. In addition, the indenture permits additional indebtedness for money borrowed secured by Liens on Principal Properties not otherwise specifically permitted, the aggregate principal amount of which, together with all Attributable Debt in respect of sale and leaseback transactions (as defined below) involving Principal Properties entered into (excluding sale and leaseback transactions permitted by clause (a) below under the section entitled "—Limitation on Sales and Leasebacks" as a result of the exceptions set forth above and clause (b) of such section) would not exceed 10% of the Consolidated Net Tangible Assets of the Company and its consolidated Restricted Subsidiaries.

Limitation on Sales and Leasebacks

              Neither the Company nor any Restricted Subsidiary may enter into any sale and leaseback transaction involving any Principal Property (a "sale and leaseback transaction") unless (a) the Company or such Restricted Subsidiary would be entitled under "—Limitations on Liens" to incur a Lien on the Principal Property securing indebtedness for money borrowed in a principal amount equal to the Attributable Debt with respect to the sale and leaseback transaction without equally and ratably securing the senior notes under the indenture or (b) (i) the gross proceeds of the sale or transfer of the Principal Property leased equals or exceeds the fair market value of such Principal Property and (ii) within one year after such sale or transfer of such Principal Property shall have been made by the Company or by a Restricted Subsidiary, the Company applies all of the net proceeds to (A) the voluntary retirement of Funded Debt of the Company or any Restricted Subsidiary or (B) the acquisition by the Company or a Restricted Subsidiary of one or more properties which on an aggregate basis have a purchase price in excess of 5% of Consolidated Net Tangible Assets (other than the Principal Property involved in such sale). A sale and leaseback transaction shall not include any sale and leaseback transactions (x) between the Company and a Restricted Subsidiary or between Restricted Subsidiaries or (y) involving the temporary taking back of a lease for a period, including renewals, of less than three years in the case where it is intended that at the end of the lease, the use of such property by the Company or such Restricted Subsidiary will be discontinued.

Definitions

              "Attributable Debt" means as to any particular lease under which any Person is liable, at the time of determination, the present value (discounted at the interest rate implicit in the lease or, if not known, at the Company's incremental borrowing rate) of the obligations of the lessee of the property subject to such lease for rental payments during the remaining term of the lease included in such transaction including any period for which such lease has been extended or may, at the sole option of the lessor, be extended or until the earliest date on which the lessee may terminate such lease without penalty or upon payment of penalty (in which case the rental payments shall include such penalty), after excluding all amounts required to be paid on account of maintenance and repairs, insurance, taxes, assessments, water, utilities and similar charges.

              "Consolidated Net Tangible Assets" means the total amount of assets (less applicable reserves and other properly deductible items) which under accounting principles generally accepted in the United States would be included on a consolidated balance sheet of the Company and its Restricted Subsidiaries after deducting therefrom, without duplication, the sum of (i) all current liabilities except for (A) notes and loans payable, (B) current maturities of long term debt, (C) current maturities of obligations under capital leases and (D) customer deposits and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, which in each case under generally accepted accounting principles would be included on such consolidated balance sheet.

              "Funded Debt" means any indebtedness for money borrowed, created, issued, incurred, assumed or guaranteed, whether secured or unsecured, maturing more than one year after the date of determination thereof and any indebtedness, regardless of its terms, renewable pursuant to the terms thereof or of a revolving credit or similar agreement effective for more than 360 days after the date of the creation of indebtedness.

              "Principal Property" means any real or personal property owned or leased by the Company or any Subsidiary the net book value of which on the date as of which the determination is being made exceeds 5% of the Company's Consolidated Net Tangible Assets, other than any such real or personal property which, in the opinion of the Company's board of directors, is not of material importance to the total business conducted by the Company and its Subsidiaries, taken as a whole.

              "Restricted Subsidiary" means any Subsidiary which owns or leases a Principal Property.

Book-Entry System for the Senior Notes

              Upon issuance, each series of the senior notes will each be represented by a global security or securities (each a "Global Security"). Each Global Security will be deposited with, or on behalf of, DTC (the "Depositary").

              Upon the issuance of any such Global Security, the Depositary or its nominee will credit the accounts of persons held with it with the respective principal or face amounts of the senior notes represented by any such Global Security. Ownership of beneficial interests in any such Global Security will be limited to persons that have accounts with the Depositary ("participants") or persons that may hold interests through participants. Ownership of beneficial interests by participants in any such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary. Ownership of beneficial interests in any such Global Security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to acquire or transfer beneficial interests in any such Global Security.

              Payment of principal of and interest on the senior notes will be made to the Depositary or its nominee, as the case may be, as the sole registered owner and holder of any Global Security for all purposes under the indenture. Neither the Company, the trustee nor any agent of the Company or the trustee will have any responsibility or liability for any aspect of the Depositary's records relating to or payments made on account of beneficial ownership interests in any such Global Security or for maintaining, supervising or reviewing any of the Depositary's records relating to such beneficial ownership interests.

              The Company has been advised by the Depositary that upon receipt of any payment of principal of or interest on any Global Security, the Depositary will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such Global Security as shown on the records of the Depositary. Payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in "street name" and will be the sole responsibility of such participants.

              No Global Security may be transferred except as a whole by the Depositary to a nominee of the Depositary. Each Global Security is exchangeable for certificated senior notes only if (x) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for such Global Security or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act and the Company fails within 90 days thereafter to appoint a successor, (y) the Company in its sole discretion determines that such Global Security shall be exchangeable or (z) there shall have occurred and be continuing an Event of Default (as defined in the indenture) or an event which with the giving of notice or lapse of time or both, would constitute an Event of Default with respect to the senior notes represented by such Global Security. In such event, upon request of the holder, the Company will issue the senior notes in certificated form in exchange for such Global Security. In any such instance, an owner of a beneficial interest in either Global Security will be entitled to physical delivery in certificated form of the senior notes equal in principal amount to such beneficial interest and to have such senior notes registered in its name. The senior notes so issued in certificated form will be issued in denominations of $2,000 or any larger amount that is an integral multiple of $1,000 in excess thereof and will be issued in registered form only, without coupons. Subject to the foregoing, no Global Security is exchangeable, except for a Global Security of like denomination to be registered in the name of the Depositary or its nominee.

              So long as the Depositary, or its nominee, is the registered owner of a Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the senior notes represented by such Global Security for the purposes of receiving payment on such senior notes, receiving notices and for all other purposes under the indenture and such senior notes. Beneficial interests in the senior notes will be evidenced only by, and transfer thereof will be effected only through, records maintained by the Depositary and its participants. Except as provided herein, owners of beneficial interests in any Global Security will not be entitled to and will not be considered the holders thereof for any purposes under the indenture. Accordingly, each person owning a beneficial interest in such Global Security must rely on the procedures of the Depositary, and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the indenture. The Depositary will not consent or vote with respect to the Global Security representing the senior notes. Under its usual procedures, the Depositary will deliver an Omnibus Proxy to the Company as soon as possible after the applicable record date. The Omnibus Proxy will assign Cede & Co.'s (the Depositary's partnership nominee) consenting or voting rights to those participants to whose accounts the senior notes are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

              The Depositary has advised the Company that the Depositary is a limited-purpose trust company organized under New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to the Depositary and its participants are on file with the Securities and Exchange Commission.

              Clearstream Banking S.A. ("Clearstream") has advised us that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations ("Clearstream Participants") and facilitates the clearance and settlement of securities transactions between Clearstream Participants through electronic book-entry changes in accounts of Clearstream Participants, thereby eliminating the need for physical movement of certificates. Clearstream provides Clearstream Participants with, among other things, services for safekeeping, administration, clearance and establishment of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector, also known as the Commission de Surveillance du Secteur Financier. Clearstream Participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream Participant either directly or indirectly.

              Distributions with respect to the senior notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures to the extent received by the Depositary for Clearstream.

              Euroclear has advised us that it was created in 1968 to hold securities for participants of Euroclear ("Euroclear Participants") and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing, and interfaces with domestic markets in several markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the "Euroclear Operator") under contract with Euroclear plc, a U.K. corporation. All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator. The Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters.

              Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

              The Euroclear Operator is regulated and examined by the Belgian Financial Services and Markets Authority (Autorité des services et marchés financiers) and the National Bank of Belgium (Banque Nationale de Belgique).

              Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear system, and applicable Belgian law, collectively referred to as the terms and conditions. The terms and conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear operator acts under the terms and conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants.

              Links have been established among the Depositary, Clearstream and Euroclear to facilitate the initial issuance of the senior notes sold outside of the United States and cross-market transfers of the senior notes associated with secondary market trading.

              Although the Depositary, Clearstream and Euroclear have agreed to the procedures provided below in order to facilitate transfers, they are under no obligation to perform these procedures, and these procedures may be modified or discontinued at any time.

              Clearstream and Euroclear will record the ownership interests of their participants in much the same way as the Depositary, and the Depositary will record the total ownership of each of the U.S. agents of Clearstream and Euroclear, as participants in the Depositary. When the senior notes are to be transferred from the account of a Depositary participant to the account of a Clearstream participant or a Euroclear participant, the purchaser must send instructions to Clearstream or Euroclear through a participant at least one day prior to settlement. Clearstream or Euroclear, as the case may be, will instruct its U.S. agent to receive the senior notes against payment. After settlement, Clearstream or Euroclear will credit its participant's account. Credit for the senior notes will appear on the next day (European time).

              Because settlement is taking place during New York business hours, the Depositary's participants will be able to employ their usual procedures for sending the senior notes to the relevant U.S. agent acting for the benefit of Clearstream or Euroclear participants. The sale proceeds will be available to the Depositary seller on the settlement date. As a result, to the Depositary participant, a cross-market transaction will settle no differently than a trade between two Depositary participants. When a Clearstream or Euroclear participant wishes to transfer the senior notes to a Depositary participant, the seller will be required to send instructions to Clearstream or Euroclear through a participant at least one business day prior to settlement. In these cases, Clearstream or Euroclear will instruct its U.S. agent to transfer these senior notes against payment for them. The payment will then be reflected in the account of the Clearstream or Euroclear participant the following day, with the proceeds back valued to the value date, which would be the preceding day, when settlement occurs in New York, if settlement is not completed on the intended value date, that is, the trade fails, proceeds credited to the Clearstream or Euroclear participant's account will instead be valued as of the actual settlement date.

              You should be aware that you will only be able to make and receive deliveries, payments and other communications involving the senior notes through Clearstream and Euroclear on the days when those clearing systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States. In addition, because of time zone differences, there may be problems with completing transactions involving Clearstream and Euroclear on the same business day as in the United States.

Same-Day Settlement and Payment for the Senior Notes

              Settlement for the senior notes will be made by the underwriters in immediately available funds. All cash payments of principal and interest will be made by the Company in immediately available funds.

              The senior notes will trade in the Depositary's same-day funds settlement system until maturity or until such senior notes are issued in definitive form, and secondary market trading activity in such senior notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in such senior notes.

 EXCHANGE CONTROLS

              There are currently no exchange control restrictions on remittances of dividends on our common stock, payment of principal or interest on any indebtedness or on the conduct of our operations in Liberia by reason of our incorporation in Liberia.

TAXATION

              This discussion does not constitute, and should not be considered as, legal or tax advice to prospective holders of the notes. This discussion is for general information purposes only and is based upon the Liberian Income Tax Law and the United States federal income tax laws as in effect on the date of this offering memorandum, which are subject to change, possibly with retroactive effect, and to differing interpretations.

              The following summary contains a description of certain Liberian and U.S. federal income tax consequences generally applicable to the ownership and disposition of the notes, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, hold or sell notes. This description is not applicable to all categories of investors, some of which may be subject to special rules, and it does not specifically address all of the Liberian and U.S. federal income tax considerations applicable to any particular holder. In particular, this summary does not describe any tax consequences arising under the laws of any state, locality or municipality of Liberia or the United States or any other jurisdiction. Holders of the notes should consult their own tax advisors as to the Liberian, U.S. or other tax consequences of the purchase, ownership and disposition of our notes to them.

Liberian Tax Considerations

              Under current Liberian law, no Liberian taxes or withholding will be imposed on payments to holders of our securities other than to a holder that is a resident Liberian entity or a resident individual or an individual or entity subject to taxation in Liberia as a result of having a permanent establishment within the meaning of the Liberia Revenue Code of 2000 as Amended in Liberia.

United States Federal Income Tax Considerations

              The following discussion is a summary of certain U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the beneficial ownership and disposition of the notes. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, rulings, official pronouncements and judicial decisions, all as in effect on the date of this offering memorandum and all of which are subject to change, possibly with retroactive effect, and different interpretations. This summary addresses tax considerations only for U.S. Holders that purchase the notes pursuant to this offering at the original issue price and that hold the notes as "capital assets" as defined in the Code (generally, property held for investment). Moreover, this summary is for general information only and does not address all of the tax consequences that may be relevant to specific investors in light of their particular circumstances or to investors subject to special treatment under U.S. federal income tax laws (such as banks, insurance companies, tax-exempt entities, dealers in securities, traders in securities that elect to use a mark to market method of accounting, brokers, expatriates, entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes, and partners or members therein, persons who hold their notes as part of a straddle, hedge, conversion transaction or other integrated investment, U.S. Holders whose functional currency is not the U.S. dollar, persons subject to the alternative minimum tax or persons deemed to sell the notes under the constructive sale provisions of the Code), all of whom may be subject to tax rules that differ significantly from those summarized below. The discussion below does not address U.S. federal estate and gift tax considerations, the Medicare tax or the effect of any state, local or non-U.S. tax law. We have not sought any ruling from the Internal Revenue Service (the "IRS") with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS or a court will not take a contrary position with respect to such statements or conclusions.

              ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE PURCHASE,

OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE OR LOCAL TAX LAWS, NON-U.S. TAX LAWS OR INCOME TAX TREATIES.

              For purposes of this summary, a "U.S. Holder" is a beneficial owner of a note who or that is, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (or entity or arrangement treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income tax regardless of the source thereof; or

  •
  a trust (1) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (2) if it has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

              If you are a partnership or other pass-through entity (or other entity or arrangement treated as a partnership or pass-through entity for U.S. federal income tax purposes) for U.S. federal income tax purposes, the U.S. federal income tax treatment of your partners or other owners generally will depend on the status of the partners (or other owners) and your activities. If you are a partner (or other owner) of a partnership or other pass-through entity that acquires notes, you are urged to consult your own tax advisor regarding the tax consequences of acquiring, owning and disposing of notes.

    U.S. Holders

    Payment of Interest

              A U.S. Holder must include in its gross income all payments of interest (which will include any Liberian tax withheld from the interest payments) and all Additional Amounts paid (if any) in respect of the notes, at the time accrued or paid, in accordance with the U.S. Holder's usual method of tax accounting for U.S. federal income tax purposes. Subject to applicable limitations, a U.S. Holder may be entitled to a credit against such U.S. Holder's U.S. federal income tax liability, or a deduction in computing such U.S. Holder's U.S. taxable income (provided that the U.S. Holder elects to deduct, rather than credit, all foreign income taxes paid or accrued for the relevant taxable year), for any foreign income taxes withheld. Interest on the notes generally will (1) be treated as foreign source income for U.S. federal income tax purposes, and (2) constitute passive income, or in the case of certain U.S. Holders, general category income for foreign tax credit purposes. The rules governing the foreign tax credit are complex. All prospective investors are urged to consult their own tax advisors regarding the availability of foreign tax credits under their particular circumstances.

              It is expected that the notes will not be issued with original issue discount for U.S. federal income tax purposes in excess of a de minimis amount, and this disclosure assumes as much. In general, however, in the event that the notes are issued with more than de minimis OID, U.S. Holders will be required to accrue OID on a constant-yield method and include such amounts in gross income over the life of the notes. All prospective investors are urged to consult their tax advisors regarding the applicability of the rules governing OID to them.

    Sale, Exchange, Redemption, Retirement or Other Disposition

              A U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange, redemption, retirement or other taxable disposition of a note in an amount equal to the difference between the amount realized and the U.S. Holder's adjusted tax basis in such notes sold, exchanged, retired or otherwise disposed. For this purpose, the amount realized will not include any amount attributable to accrued but unpaid interest on the notes (which will be taxed as interest as described above under "—Payment of Interest"). A U.S. Holder's adjusted tax basis in the notes generally will equal the cost of such notes to such holder. The gain or loss upon the taxable disposition of the notes generally will be capital gain or loss. If, at the time of such disposition, the notes have been held by the U.S. Holder for more than one year, the gain or loss will be long-term capital gain or loss. Under current law, long-term capital gains recognized by individuals or other non-corporate U.S. Holders generally are subject to a reduced U.S. federal income tax rate. Capital losses are subject to limits on deductibility. Any gain or loss recognized by a U.S. Holder generally will be treated as from sources within the United States for U.S. federal income tax purposes.

    Specified Foreign Financial Assets

              Certain U.S. Holders that own "specified foreign financial assets" with an aggregate value of U.S.$50,000 (or other applicable dollar thresholds) generally are required to submit to the IRS an information statement along with their tax returns, currently on Form 8938. "Specified foreign financial assets" include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which may include notes issued in certificated form). Substantial penalties can apply if a U.S. Holder is required to submit such information to the IRS and fails to do so. All prospective investors should consult their own tax advisors concerning the application of these rules to their investment in the notes, including the application of the rules to their particular circumstances.

 UNDERWRITING (CONFLICTS OF INTEREST)

              Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC, BNP Paribas Securities Corp., Goldman Sachs & Co. LLC, Mizuho Securities USA LLC and SMBC Nikko Securities America, Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a firm commitment underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the principal amount of each series of senior notes set forth opposite its name below.

Underwriter	Principal Amount of 2020 Notes	Principal Amount of 2028 Notes
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$32,250,000	$53,750,000
Morgan Stanley & Co. LLC	32,250,000	53,750,000
BNP Paribas Securities Corp.	32,250,000	26,250,000
Goldman Sachs & Co. LLC	32,250,000	26,250,000
Mizuho Securities USA LLC	15,750,000	53,750,000
SMBC Nikko Securities America, Inc.	15,750,000	53,750,000
BBVA Securities Inc.	15,750,000	26,250,000
Citigroup Global Markets Inc.	15,750,000	26,250,000
HSBC Securities (USA) Inc.	15,750,000	26,250,000
J.P. Morgan Securities LLC	15,750,000	26,250,000
Scotia Capital (USA) Inc.	15,750,000	26,250,000
SG Americas Securities, LLC	15,750,000	26,250,000
DNB Markets, Inc.	7,500,000	12,500,000
ICBC Standard Bank Plc	7,500,000	12,500,000
MUFG Securities Americas Inc.	7,500,000	12,500,000
Santander Investment Securities Inc.	7,500,000	12,500,000
Skandinaviska Enskilda Banken AB (publ).	7,500,000	12,500,000
Fifth Third Securities, Inc.	3,750,000	6,250,000
SunTrust Robinson Humphrey, Inc.	3,750,000	6,250,000

Total	$300,000,000	$500,000,000

              Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the senior notes sold under the underwriting agreement if any of these senior notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

              We have agreed to indemnify the underwriters and their controlling persons against certain liabilities in connection with this offering, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

              The underwriters are offering the senior notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the senior notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

              The representatives have advised us that the underwriters propose initially to offer each series of the senior notes to the public at the applicable public offering price set forth on the cover page of this prospectus supplement and to certain dealers at such price less a concession not in excess of 0.250% of the principal amount of the 2020 notes and 0.400% of the principal amount of the 2028 notes. In addition, the underwriters may allow, and such dealers may reallow, a discount to certain other dealers not in excess of 0.200% of the principal amount of the 2020 notes and 0.250% of the principal amount of the 2028 notes. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

              The expenses of the offering, not including the underwriting discount, are estimated at $1.6 million and are payable by us.

New Issue of Senior Notes

              Each series of the senior notes are a new issue of securities with no established trading market. We do not intend to apply for listing of either series of the senior notes on any national securities exchange or for inclusion of the senior notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in each series of the senior notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for either series of the senior notes or that an active public market for either series of the senior notes will develop. If an active public trading market for either series of the senior notes does not develop, the market price and liquidity of such series of senior notes may be adversely affected. If the senior notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our operating performance and financial condition, general economic conditions and other factors.

Settlement

              We expect that delivery of the senior notes will be made to investors on or about the closing date specified on the cover page of this prospectus supplement, which will be the fifth business day following the date of pricing of the senior notes (such settlement being referred to as "T+5"). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade senior notes on the date of pricing of the senior notes or the next two succeeding business days will be required, by virtue of the fact that the senior notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the senior notes who wish to trade the senior notes on the date of pricing of the senior notes or the next two succeeding business days should consult their advisors.

Short Positions

              In connection with the offering, the underwriters may purchase and sell the senior notes in the open market. These transactions may include short sales and purchases on the open market to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater principal amount of senior notes than they are required to purchase in the offering. The underwriters must close out any short position by purchasing senior notes in the open market. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of either series of the senior notes in the open market after pricing that could adversely affect investors who purchase in the offering.

              Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of the senior notes or preventing or retarding a decline in the market price of the senior notes. As a result, the price of either series of the senior notes may be higher than the price that might otherwise exist in the open market.

              Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of either series the senior notes. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Conflicts of Interest

              Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, Mizuho Securities USA LLC, SMBC Nikko Securities America, Inc., BBVA Securities Inc., Citigroup Global Markets Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities LLC, Scotia Capital (USA) Inc., SG Americas Securities, LLC, DNB Markets, Inc., ICBC Standard Bank Plc, MUFG Securities Americas Inc. and Fifth Third Securities, Inc., or their respective affiliates, will each receive 5% or more of the net proceeds of this offering, not including underwriting compensation, by reason of the repayment of amounts outstanding under certain of our unsecured debt facilities. Accordingly, such underwriters are deemed to have a "conflict of interest" within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, Inc. or Rule 5121, and this offering is being conducted in compliance with Rule 5121. In accordance with Rule 5121, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, Mizuho Securities USA LLC, SMBC Nikko Securities America, Inc., BBVA Securities Inc., Citigroup Global Markets Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities LLC, Scotia Capital (USA) Inc., SG Americas Securities, LLC, DNB Markets, Inc., ICBC Standard Bank Plc, MUFG Securities Americas Inc. and Fifth Third Securities, Inc. will not confirm sales to discretionary accounts without the prior written approval of the customer.

Other Relationships

              Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. Affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC, BNP Paribas Securities Corp., Goldman Sachs & Co. LLC, Mizuho Securities USA LLC, SMBC Nikko Securities America, Inc., BBVA Securities Inc., Citigroup Global Markets Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities LLC, Scotia Capital (USA) Inc., SG Americas Securities, LLC, DNB Markets, Inc., ICBC Standard Bank Plc, MUFG Securities Americas Inc., Santander Investment Securites Inc., Skandinaviska Enskilda Banken AB (publ)., Fifth Third Securities, Inc. and SunTrust Robinson Humphrey, Inc. are agents and/or lenders under certain of Royal Caribbean's or its affiliates' revolving credit facilities and term loan facilities.

              In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the senior notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the senior notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

              ICBC Standard Bank Plc is restricted in its U.S. securities dealings under the United States Bank Holding Company Act and may not underwrite, subscribe, agree to purchase or procure purchasers to purchase senior notes that are offered or sold in the United States. Accordingly, ICBC Standard Bank Plc shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase senior notes that may be offered or sold by other Agents in the United States. ICBC Standard Bank Plc shall offer and sell the senior notes constituting its allotment solely outside the United States.

Notice to Prospective Investors in the European Economic Area

              In relation to each member state of the European Economic Area, an offer of senior notes described in this prospectus supplement may not be made to the public in that member state other than:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  •
  to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the relevant dealer or dealers nominated by us for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of senior notes referred to in the first to third bullet above shall result in a requirement for us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

              Each person located in a member state to whom any offer of senior notes is made or who receives any communication in respect of an offer of senior notes, or who initially acquires any senior notes will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and us that (1) it is a "qualified investor" within the meaning of the law in that member state implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any senior notes acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the senior notes acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any member state other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the underwriters has been given to the offer or resale; or where senior notes have been acquired by it on behalf of persons in any member state other than qualified investors, the offer of those senior notes to it is not treated under the Prospectus Directive as having been made to such persons.

              We, the underwriters and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements. This prospectus supplement has been prepared on the basis that any offer of senior notes in any member state will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of senior notes. Accordingly, any person making or intending to make an offer in that member state of senior notes which are the subject of the offering contemplated in this prospectus supplement may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of senior notes in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

              For purposes of this provision, the expression an "offer of senior notes to the public" in any member state means the communication in any form and by any means of sufficient information on the terms of the offer and the senior notes to be offered so as to enable an investor to decide to purchase or subscribe for the senior notes, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU) and includes any relevant implementing measure in each member state.

              We have not authorized and do not authorize the making of any offer of senior notes through any financial intermediary on our behalf, other than offers made by the underwriters with a view to the final placement of the senior notes as contemplated in this prospectus supplement. Accordingly, no purchaser of the senior notes, other than the underwriters, is authorized to make any further offer of the senior notes on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

              This prospectus supplement and the accompanying base prospectus are only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a "relevant person"). This prospectus supplement, the accompanying base prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

              Neither this prospectus supplement nor any other offering material relating to the senior notes described in this prospectus supplement has been or will be submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The senior notes have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus supplement nor any other offering material relating to the senior notes has been or will be:

  •
  released, issued, distributed or caused to be released, issued or distributed to the public in France; or

  •
  used in connection with any offer for subscription or sale of the senior notes to the public in France.

              Such offers, sales and distributions will be made in France only:

  •
  to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restraint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

  •
  to investment services providers authorized to engage in portfolio management on behalf of third parties; or

  •
  in a transaction that, in accordance with article L.411-2, I or L.411-2, I bis of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (offre au public).

              The senior notes may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

              The senior notes may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the senior notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to senior notes which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

              The senior notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the "Financial Instruments and Exchange Law") and each underwriter has agreed that it will not offer or sell any senior notes, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

              This prospectus supplement and the accompanying base prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, the accompanying base prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the senior notes may not be circulated or distributed, nor may the senior notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

              Where the senior notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  •
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned; or

  •
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the senior notes pursuant to an offer made under Section 275 of the SFA except:

  •
  to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

  •
  where no consideration is or will be given for the transfer; or

  •
  where the transfer is by operation of law.

Notice to Prospective Investors in Canada

              The senior notes may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the senior notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Switzerland

              The senior notes may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This prospectus supplement and the accompanying prospectus do not constitute a prospectus within the meaning of and have been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. No underwriter may publicly distribute or otherwise make publicly available in Switzerland this prospectus supplement, the accompanying prospectus or any other offering or marketing material relating to the senior notes.

              Neither this prospectus supplement, the accompanying prospectus nor any other offering or marketing material relating to the offering, CBOE Holdings or the senior notes has been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus supplement and the accompanying prospectus will not be filed with, and the offer of senior notes will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of senior notes has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the "CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the senior notes.

Notice to Prospective Investors in Taiwan

              The senior notes have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the senior notes in Taiwan.

Notice to Prospective Investors in South Korea

              The senior notes may not be offered, sold and delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in South Korea or to any resident of South Korea except pursuant to the applicable laws and regulations of South Korea, including the Financial Investment Services and Capital Markets Act and the Foreign Exchange Transaction Law and the decrees and regulations thereunder. The senior notes have not been registered with the Financial Services Commission of South Korea for public offering in South Korea. Furthermore, the senior notes may not be re-sold to South Korean residents unless the purchaser of the shares complies with all applicable regulatory requirements (including but not limited to government approval requirements under the Foreign Exchange Transaction Law and its subordinate decrees and regulations) in connection with their purchase.

 LEGAL MATTERS

              The validity of the senior notes offered hereby will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling LLP, New York, New York. Watson Farley & Williams LLP, New York, New York will pass upon certain matters of Liberian law.

EXPERTS

              The consolidated financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control Over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2016, have been so incorporated in reliance on the report (which contains an explanatory paragraph indicating that the Company changed the manner in which it accounts for the consolidation of Pullmantur Holdings) of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

 WHERE YOU CAN FIND MORE INFORMATION

              We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any materials we file at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-888-SEC-0330 for further information about the Public Reference Room. The SEC also maintains an internet website at www.sec.gov that contains periodic and current reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC.

              This prospectus supplement is part of a registration statement on Form S-3 that we filed with the SEC, using a "shelf" registration process under the Securities Act of 1933, as amended, relating to the securities to be offered. This prospectus supplement does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to Royal Caribbean Cruises Ltd. and the senior notes offered by this prospectus supplement, reference is hereby made to the registration statement. The registration statement, including the exhibits thereto, may be inspected at the Public Reference Room maintained by the SEC at the address set forth above or may be obtained at the SEC's website set forth above. Statements contained herein concerning any document filed as an exhibit are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the registration statement. Each such statement is qualified in its entirety by such reference.

 INCORPORATION OF DOCUMENTS BY REFERENCE

              The SEC allows us to "incorporate by reference" the information that we file with the SEC. This allows us to disclose important information to you by referring to those filed documents. Any information referred to in this way is considered part of this prospectus supplement and the accompanying prospectus, except for any information that is superseded by information that is included directly in this prospectus supplement and the accompanying prospectus, and any information that we file with the SEC after the date of this prospectus supplement will automatically update and supersede this information.

              We are incorporating by reference the documents listed below and all documents that we file after the date of this prospectus supplement with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the senior notes covered by this prospectus supplement. These additional documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (other than information furnished under Items 2.02 and 7.01, which is deemed not to be incorporated by reference in this prospectus supplement or the accompanying prospectus), as well as proxy statements. You should review these filings as they may disclose a change in our business, prospects, financial condition or other affairs after the date of this prospectus supplement. This prospectus supplement and the accompanying prospectus incorporate by reference the documents listed below that we have filed with the SEC but have not been included or delivered with this document:

  •
  Our Annual Report on Form 10-K for the year ended December 31, 2016, filed on February 23, 2017;

  •
  The portions of our Definitive Proxy Statement on Schedule 14A, filed on April 20, 2017 that are incorporated by reference into our Annual Report on Form 10-K for the year ended December 31, 2016;

  •
  Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017, filed on April 28, 2017, June 30, 2017, filed on August 1, 2017 and September 30, 2017, filed on November 7, 2017; and

  •
  Our Current Reports on Form 8-K, filed on February 16, 2017, May 24, 2017, July 28, 2017 and October 17, 2017 and our Amendment to Current Report on Form 8-K/A, filed on October 6, 2017.

              We will provide to each person, including any beneficial owner, to whom a prospectus supplement has been delivered free of charge upon oral or written request, copies of any documents that we have incorporated by reference into this prospectus supplement or the accompanying prospectus, other than exhibits that are incorporated by reference into those documents, unless such exhibits are specifically incorporated by reference in such incorporated document. You can obtain copies through our Investor Relations website at www.rclcorporate.com or by contacting our Investor Relations department at 1050 Caribbean Way, Miami, Florida 33132; telephone (305) 982-2625.

              Except as provided above, no other information, including, but not limited to, information on our websites is incorporated by reference in this prospectus supplement or the accompanying prospectus.

              Any statement contained in this prospectus supplement or the accompanying prospectus or in a document incorporated by reference into this prospectus supplement or the accompanying prospectus shall be deemed to be modified or superseded to the extent that a statement is made in any subsequently filed document that modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus.

PROSPECTUS

Royal Caribbean Cruises Ltd.

Common Stock

Preferred Stock

Debt Securities

             From time to time with this prospectus, we may offer common stock, preferred stock and debt securities, and certain shareholders named in this prospectus or to be identified in the future may offer common stock. We provide more information about how we or the selling shareholders may elect to sell our securities in the section titled "Plan of Distribution" on page 17 of this prospectus. Specific terms of these securities and offerings will be provided in supplements to this prospectus to the extent required by law. Before you invest, you should carefully read this prospectus and any prospectus supplement, together with the documents we incorporate by reference.

             Our common stock is listed on the New York Stock Exchange under the symbol "RCL." On February 17, 2015, the last reported sale price of our common stock was $74.26 per share.

             Investing in these securities involves risks. See "Risk Factors" in our most recent Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission after our most recent Annual Report and, if applicable, any other documents incorporated herein or in the relevant prospectus supplement by reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 24, 2015.

             You should rely only on the information contained in or incorporated by reference in this prospectus, in any accompanying prospectus supplement or in any free writing prospectus filed by us with the Securities and Exchange Commission (the "SEC"). Neither we nor the selling shareholders have authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus or any prospectus supplement or in any such free writing prospectus is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus or of any prospectus supplement, free writing prospectus or document incorporated by reference.

 THE COMPANY

             We are the world's second largest cruise company. We own Royal Caribbean International, Celebrity Cruises, Pullmantur, Azamara Club Cruises, CDF Croisières de France and a 50% joint venture interest in TUI Cruises. Together, these six brands operate a combined 43 ships in the cruise vacation industry with an aggregate capacity of approximately 105,750 berths as of December 31, 2014.

             Our ships operate on a selection of worldwide itineraries that call on approximately 480 destinations on all seven continents. In addition to our headquarters in Miami, Florida, we have offices and a network of international representatives around the world which primarily focus on our global guest sourcing.

             We compete principally on the basis of exceptional service provided by our crew, innovation and quality of ships, variety of itineraries, choice of destinations and price. We believe that our commitment to build state-of-the-art ships and to invest in the maintenance and upgrade of our fleet to, among other things, incorporate our latest signature innovations, allows us to continue to attract new and loyal repeat guests.

             We believe cruising continues to be a widely accepted vacation choice due to its inherent value, extensive itineraries and variety of shipboard and shoreside activities. In addition, we believe that our products appeal to a large consumer base and are not dependent on a single market or demographic.

             Royal Caribbean International was founded in 1968. The current parent corporation, Royal Caribbean Cruises Ltd., was incorporated on July 23, 1985 in the Republic of Liberia under the Business Corporation Act of Liberia (the "Business Corporation Act"). Our principal executive office is located at 1050 Caribbean Way, Miami, Florida 33132. Our telephone number at that address is (305) 539-6000. We maintain internet websites at www.royalcaribbean.com, www.celebritycruises.com, www.azamaraclubcruises.com, www.cdfcroisieresdefrance.fr and www.pullmantur.es. Information for our investors is available at www.rclinvestor.com. The information on our websites is not incorporated into this prospectus.

             The terms "we," "our" and similar terms used in the descriptions of securities contained in this prospectus refer to Royal Caribbean Cruises Ltd. only, and not to its subsidiaries, unless the context requires otherwise.

ABOUT THIS PROSPECTUS

             This prospectus is part of an automatic registration statement that we filed with the SEC as a "well-known seasoned issuer" as defined in Rule 405 under the Securities Act utilizing a "shelf" registration process for the delayed offering and sale of securities pursuant to Rule 415 under the Securities Act. Under this shelf registration process, we and the selling shareholders may offer and sell, from time to time, any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we and/or the selling shareholders may offer. If required by applicable law, each time we or one or more selling shareholders sell securities under this prospectus, we will provide a prospectus supplement that will contain specific information about the terms of that offering. We may also add, update or change in a prospectus supplement any information contained in this prospectus. To the extent any statement made in a prospectus supplement or a document incorporated by reference herein after the date hereof is inconsistent with the statements made in this prospectus, the statements made in this prospectus will be deemed modified or superseded by those made in the prospectus supplement or the incorporated document. You should read both this prospectus and any prospectus supplement together with additional information incorporated herein and therein described under the heading "Where You Can Find More Information" before you make any investment decision.

ENFORCEABILITY OF CIVIL LIABILITIES

             We are a Liberian corporation. Certain of our directors and controlling persons are residents of jurisdictions other than the United States, and all or a substantial portion of their assets and a significant portion of our assets are located outside the United States. As a result, it may be difficult for investors to serve process within the United States upon us or

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those persons or to enforce against us or them judgments obtained in United States courts based upon civil liability provisions of the federal securities laws of the United States. We have been advised by the law firm of Watson Farley & Williams LLP (as to Liberian law), that, both in original actions and in actions for the enforcement of judgments of United States courts, there is doubt as to whether civil liabilities based solely upon the United States federal securities laws are enforceable in Liberia.

WHERE YOU CAN FIND MORE INFORMATION

             We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov, from which interested persons can electronically access our SEC filings, including the registration statement and the exhibits and schedules thereto.

             The SEC allows us to "incorporate by reference" the information that we file with them. This allows us to disclose important information to you by referring to those filed documents. Any information referred to in this way is considered part of this prospectus, and any information that we file with the SEC after the date of this prospectus will automatically update and supersede this information.

             We are incorporating by reference the documents listed below, and all documents that we file after the date of this prospectus with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering of securities covered by this prospectus:

  •
  Our Annual Report on Form 10-K for the year ended December 31, 2014;

  •
  Our Current Report on Form 8-K filed with the SEC on February 5, 2015; and

  •
  The description of our Common Stock set forth under the caption "Description of Registrant's Securities to be Registered" in the Company's Registration Statement on Form 8-A filed with the Commission on April 15, 1993.

             Unless we specifically state otherwise, none of the information furnished under Item 2.02 or Item 7.01 in our Current Reports on Form 8-K is, or will be, incorporated by reference in this prospectus.

             We will provide to each person, including any beneficial owner, to whom a prospectus has been delivered, free of charge, upon oral or written request copies of any documents that we have incorporated by reference into this prospectus. You can obtain copies through our Investor Relations website at www.rclinvestor.com or by contacting our Investor Relations department at 1050 Caribbean Way, Miami, Florida 33132; telephone (305) 982-2625.

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 RISK FACTORS

             Investment in our securities involves a high degree of risk. You should consider carefully the risks and uncertainties described under the heading "Risk Factors" in any applicable prospectus supplement and under the caption "Risk Factors" in any of our filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, which are incorporated herein by reference, before you decide whether to purchase any of our securities. These risks could materially adversely affect our business, financial condition, results of operations and cash flows, and you may lose part or all of your investment. For more information, see the section of this prospectus titled "Where You Can Find More Information."

USE OF PROCEEDS

             Unless we specify otherwise in an accompanying prospectus supplement, we will use the net proceeds from the sale of the securities offered by this prospectus for capital expenditures, the repayment of indebtedness, working capital and other general corporate purposes.

             We will not receive any of the proceeds of any sales of common stock by the selling shareholders.

RATIO OF EARNINGS TO FIXED CHARGES

             The following table sets forth the ratio of earnings to fixed charges for each of the periods presented. In calculating this ratio, we take earnings to consist of net income, excluding taxes and income (loss) from equity investees, net of distributions, plus fixed charges and excluding capitalized interest. Fixed charges include gross interest expense, capitalized interest, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. We have included actual interest charges for the Brilliance of the Seas operating lease and, for all other rentals, we have assumed that one-third of rental expense is representative of the interest factor.

	Year ended December 31,
	2014	2013	2012	2011	2010
Ratio of earnings to fixed charges	3.2x	2.2x	1.1x	2.5x	2.2x

DESCRIPTION OF CAPITAL STOCK

General

             Our authorized capital stock consists of 500,000,000 shares of common stock, par value $.01 per share, and 20,000,000 shares of preferred stock, par value $.01 per share. The following summary description of the terms of our capital stock is not complete and is qualified by reference to our Articles of Incorporation, as amended to date, and By-Laws, which are incorporated by reference as exhibits to the registration statement of which this prospectus is part, and the certificate of designations which we will file with the SEC at the time of any offering of our preferred stock.

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Common Stock

  General

             Our directors generally have the power to cause shares of any authorized class of our common stock to be issued for any corporate purpose.

             Holders of our common stock are entitled to one vote per share on all matters submitted to our shareholders, and unless the Business Corporation Act otherwise provides, the presence in person or by proxy of the holders of a majority of all of our outstanding common stock at any meeting of shareholders will constitute a quorum for the transaction of business at that meeting. We cannot subject the holders of our common stock to further calls or assessments. Under our Articles of Incorporation, holders of our common stock will have no preemptive, subscription or conversion rights.

             Neither Liberian law nor our Articles of Incorporation nor any of our other organizational documents limit the right of persons who are not citizens or residents of Liberia to hold or vote our common stock. However, in May 2000, our Articles of Incorporation were amended to prohibit any person, other than our two existing largest shareholders or their transferees, from owning, as determined for purposes of Section 883(c)(3) of the United States Internal Revenue Code of 1986 as amended, and the regulations promulgated thereunder, shares that give such person in the aggregate more than 4.9% of the relevant class or classes of our common stock, unless such person is given an exemption by us.

  Dividends

             Holders of our common stock have an equal right to receive dividends when declared by our board of directors out of funds legally available for the distribution of dividends.

  Sales of Assets, Liquidation and Mergers

             Under the Business Corporation Act, the holders of 66% of the outstanding shares of our common stock need to approve the sale of all or substantially all of our assets and any decisions by us to liquidate or dissolve. However, holders of only one-half of the outstanding shares of our common stock may elect to institute judicial dissolution proceedings on our behalf under the Business Corporation Act. In the event of our liquidation or dissolution, the holders of our common stock will be entitled to share pro rata in the net assets available for distribution to them, after we have paid amounts owed to all creditors and we have paid holders of our outstanding preferred stock the liquidation preferences they are entitled to.

             Under the Business Corporation Act, the holders of a majority of the outstanding shares of our common stock need to approve a merger or consolidation involving us (other than a merger or consolidation with any of our subsidiaries of which we own at least 90%).

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  Call of Meetings

             Our By-Laws provide that special meetings of our shareholders can be called at any time by either our board of directors, the Chief Executive Officer or by our shareholders holding at least 50% of our outstanding common stock. In addition, our shareholders holding 10% of our shares or more may call for meetings of shareholders if there has been a failure to hold an annual meeting.

  Election of Directors

             Our directors are elected, at either any annual meeting or any special meeting, by a majority of the votes cast by shareholders entitled to vote, and cumulative voting is not permitted. Vacancies on our board of directors are filled by the vote of a majority of the remaining board members for the unexpired term. Commencing with the 2014 Annual Meeting of Shareholders, directors are elected for one-year terms.

  Amendments to Our Articles of Incorporation and By-Laws

             Any amendment to our Articles of Incorporation or any shareholder proposal to amend our By-Laws generally requires the authorization by affirmative vote of the holders of not less than two-thirds of all outstanding shares entitled to vote. This requirement does not apply to: (1) an amendment to change our registered agent or registered address; (2) an amendment to change the authorized number of shares of stock; or (3) an amendment for establishing and designating the shares of any class or of any series of any class. In the first two cases, our Articles of Incorporation can be amended by the affirmative vote of the holders of a majority of all of our outstanding shares entitled to vote. In the third case, our board of directors has the power to establish and designate new classes of preferred stock. In addition, our board of directors has the power to adopt, amend or repeal our By-Laws.

  Dissenters' Rights of Appraisal and Payment

             Under Liberian law, our shareholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and have the right to receive payment of the fair value of their shares. If we amend our Articles of Incorporation in a way that alters certain rights of any of our shareholders, those shareholders have the right to dissent and receive payment for their shares. The dissenting shareholders may not receive that payment unless they follow the procedures set forth in the Business Corporation Act. Those procedures require that if we cannot agree with our dissenting shareholders on a price for the shares, we shall institute a special proceeding in the circuit court in the judicial circuit in Liberia in which our Liberian office is located; but in the case of a merger, consolidation, re-domiciliation or reregistration where the offering entity is a foreign entity without an office in Liberia, proceedings shall be brought in the country where the office of the Liberian corporation, whose shares are to be valued, was located. The value of the shares of any dissenting shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

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  Shareholders' Actions

             Under Liberian law, any of our shareholders may bring an action in our name to procure a judgment in our favor, provided that shareholder is a holder of our common stock at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law.

  Limitations Under Indebtedness

             Agreements governing certain of our indebtedness contain covenants that impose restrictions (subject to some exceptions) on us and our subsidiaries' ability to take certain corporate actions.

  Transfer Agent and Registrar

             The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Preferred Stock

             The material terms of any series of preferred stock that we offer though a prospectus supplement will be described in that prospectus supplement. Our board of directors is authorized to provide for the issuance of preferred stock in one or more series with designations as may be stated in the resolution or resolutions providing for the issue of such preferred stock. At the time that any series of our preferred stock is authorized, our board of directors will fix the dividend rights, any conversion rights, any voting rights, redemption provisions, liquidation preferences and any other rights, preferences, privileges and restrictions of that series, as well as the number of shares constituting that series and their designation. Our board of directors could, without shareholder approval, cause us to issue preferred stock which has voting, conversion and other rights that could adversely affect the holders of our common stock or make it more difficult to effect a change in control. Our preferred stock could be used to dilute the stock ownership of persons seeking to obtain control of us and thereby hinder a possible takeover attempt which, if our shareholders were offered a premium over the market value of their shares, might be viewed as being beneficial to our shareholders. In addition, our preferred stock could be issued with voting, conversion and other rights and preferences which would adversely affect the voting power and other rights of holders of our common stock.

Liability of Directors and Officers

             Our Articles of Incorporation and By-Laws contain provisions which eliminate the personal liability of our directors and officers for monetary damages resulting from breaches of their fiduciary duties other than liability for:

  •
  breaches of the duty of loyalty;

  •
  acts or omissions not in good faith;

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  •
  acts or omissions which involve intentional misconduct or a knowing violation of law; or

  •
  any transactions in which the director derived an improper personal benefit.

             We believe that these provisions are necessary to attract and retain qualified persons as our directors and officers.

DESCRIPTION OF DEBT SECURITIES

             The following summarizes some of the general terms and conditions of the debt securities that we may issue under this prospectus. Each time we issue debt securities under this prospectus, we will file a prospectus supplement with the SEC. The prospectus supplement may contain additional terms of those debt securities. The terms presented here, together with the terms contained in the prospectus supplement, will be a description of the material terms of the debt securities, but if there is any inconsistency between the terms presented here and those in the prospectus supplement, those in the prospectus supplement will apply and will replace those presented here.

             We will issue the debt securities under an indenture dated as of July 31, 2006 between us and The Bank of New York Trust Company, N.A., as trustee. We will issue each series of debt securities under the terms of a supplemental indenture or an officers' certificate delivered under the authority of resolutions adopted by our board of directors and the indenture. The terms of any debt securities will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. The debt securities will be subject to all those terms, and we refer the holders of debt securities to the indenture, which was filed as an exhibit to our Registration Statement on Form S-3, file no. 333-158161, and is incorporated by reference into the Registration Statement of which this prospectus is a part, and the Trust Indenture Act for a statement of those terms.

             The following summaries of various provisions of the indenture and the debt securities are not complete. Unless we indicate otherwise, capitalized terms have the meanings given to them in the indenture. All section references below are to sections of the indenture.

General

             The debt securities will be unsecured senior obligations and will rank equally with all of our other unsecured and unsubordinated debt. The indenture does not limit the aggregate principal amount of debt securities that we may issue, and we may issue debt securities periodically in series. In addition, the indenture does not limit the ability of our subsidiaries to incur debt other than secured debt. Any debt incurred by our subsidiaries ranks structurally senior to any debt incurred by us with respect to the assets of the subsidiary borrower (unless that subsidiary issues a subsidiary guarantee). We do not have to issue all the debt securities of one series at the same time and, unless we otherwise specify in a prospectus supplement, we may reopen a series to issue more debt securities of that series without the consent of any holder of debt securities, including the holder of such series. (Sections 301 and 303) The indenture provides that more than one trustee may be appointed under the indenture to act on behalf of the holders of the different series of debt securities.

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             We refer you to the prospectus supplement relating to the debt securities of any particular series for a description of the terms of those debt securities, including, where applicable:

  •
  the title of those debt securities;

  •
  the aggregate principal amount of those debt securities and any limit on the aggregate principal amount of those debt securities and whether the debt securities are part of a series of securities previously issued or represent a new series;

  •
  the person to whom any interest (which includes any additional amounts, see "— Tax Related Considerations — Payment of Additional Amounts") on those debt securities will be payable,

             if not the person in whose name a debt security is registered at the close of business on the regular record date for that interest;

  •
  the date or dates on which the principal of those debt securities is payable, or the method by which that date or those dates will be determined;

  •
  the interest rate or rates, which may be fixed or variable, of those debt securities, if there is any interest, or the method by which that rate or those rates will be determined;

  •
  the date or dates from which interest will accrue and the dates on which interest will be payable;

  •
  the regular record date for any interest payable on any interest payment date or the method by which that date will be determined;

  •
  the basis upon which interest will be calculated if not based on a 360-day year of twelve 30-day months;

  •
  the place or places where the principal of and any premium and interest on those debt securities will be payable;

  •
  the times at which, prices at which, currency in which and the other terms and conditions upon which those debt securities may be redeemed, in whole or in part, at our option;

  •
  any obligation we have to redeem, repay, purchase, or offer to purchase those debt securities according to any sinking fund or similar provisions or at a holder's option and the times at which, prices at which, currency in which and the other terms and conditions upon which those debt securities will be redeemed, repaid or purchased;

  •
  our right to defease those debt securities or various restrictive covenants and events of default applicable to those debt securities under limited circumstances

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    (see "— Defeasance — Defeasance and Discharge" and "— Defeasance — Defeasance of Certain Covenants");

  •
  if not in United States dollars, the currency in which we are to pay principal of and any premium and interest on those debt securities and the equivalent of those amounts in United States dollars;

  •
  any index, formula or other method used to determine the amount of the payments of principal of or any premium and interest on those debt securities;

  •
  if those debt securities are to be issued only in the form of a global security as described under "Book-Entry Debt Securities," the depositary for those debt securities or its nominee and the circumstances under which the global security may be registered for transfer or exchange or authenticated and delivered in the name of a person other than the depositary or its nominee;

  •
  if any payment, other than the principal of or any premium or interest on those debt securities, may be payable, at our or a holder's election, in a currency that is not the currency in which those debt securities are denominated or stated to be payable, the terms and conditions upon which that election may be made;

  •
  if not the entire principal amount of those debt securities, the portion of the principal amount of those debt securities which will be payable upon declaration of acceleration or, if the debt securities are convertible, the portion of the principal amount of those debt securities that is convertible under the provisions of the indenture;

  •
  any provisions granting special rights to the holders of those debt securities if specified events occur;

  •
  any deletions from, modifications of or additions to, the events of default or our covenants applicable to those debt securities, whether or not those events of default or covenants are consistent with the events of default or covenants described in this prospectus;

  •
  whether and under what circumstances we will not pay additional amounts on those debt securities to a holder and whether or not we may redeem those debt securities rather than pay those additional amounts and the terms of that option to redeem;

  •
  any obligation we have to convert those debt securities into shares of our common stock or preferred stock and the initial conversion price or rate, the conversion period, any adjustment of the applicable conversion price, any requirements regarding the reservation of shares of our capital stock for the conversion and other terms and conditions of the conversion; and

  •
  any other terms of those debt securities. (Section 301).

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             The debt securities may provide that less than their entire principal amount will be payable upon acceleration of their maturity ("original issue discount securities"). We will describe any special United States federal income tax, accounting and other considerations that apply to original issue discount securities in the applicable prospectus supplement.

Denominations, Interest, Registration and Transfer

             Unless we indicate otherwise in the applicable prospectus supplement, we will issue the debt securities of any series in denominations of $1,000 and integral multiples of $1,000. (Section 302)

             Unless we otherwise specify in the applicable prospectus supplement, we will pay the principal of and any premium and interest on any series of debt securities at the corporate trust office of the trustee, currently located at 10161 Centurion Parkway, Jacksonville, FL 32256. However, we may pay interest by check mailed to the address in the security register of the person entitled to that interest or by wire transfer of funds to that person's United States bank account. (Sections 307 and 1002)

             Any interest on a debt security that we do not punctually pay or provide for on an interest payment date will after that date not be payable to the holder on the related regular record date. Instead, that interest may either be paid to the person in whose name that debt security is registered at the close of business on a special record date designated by the trustee or be paid at any time in any other lawful manner as described in the indenture. If the trustee establishes a special record date, it will notify the holder of that date not less than 10 days prior to that date. (Section 307)

             Subject to some limitations imposed on debt securities issued in book-entry form, a holder may exchange debt securities of any series for other debt securities of that series as long as the newly issued debt securities are issued in the same aggregate principal amount as the debt securities being exchanged and in an authorized denomination. The holder must surrender the debt securities to be exchanged at the corporate trust office of the trustee. In addition, subject to some limitations imposed on debt securities issued in book-entry form, a holder may surrender for conversion, if convertible, or register for transfer the debt securities of any series at the corporate trust office of the trustee. Every debt security surrendered for conversion or registration of transfer or exchange must be endorsed or accompanied by a written instrument of transfer. We will not impose a service charge for any registration of transfer or exchange of any debt securities, but we may require payment of an amount that will cover any tax or other governmental charge payable as a result of the transfer or exchange. (Section 305) If we designate a transfer agent for any series of debt securities, we may rescind that designation at any time. We may also approve a new location for that transfer agent to act, provided that we maintain a transfer agent in each place of payment for that series of debt securities. We may at any time designate additional transfer agents for any series of debt securities. (Section 1002)

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             In the event of any redemption of any series of debt securities in part, neither we nor the trustee will be required to:

  •
  issue, register the transfer of or exchange debt securities of that series during the period beginning at the opening of business 15 days before the mailing of the redemption notice for those debt securities and ending at the close of business on the mailing date of the redemption notice; or

  •
  register the transfer of or exchange any debt security or any portion of a debt security called for redemption, except the unredeemed portion of any debt security being redeemed in part. (Section 305).

Covenants

             We will describe any particular covenants relating to a series of debt securities in the prospectus supplement relating to that series. The "covenant defeasance" provisions described below will apply to those covenants unless we provide otherwise in a prospectus supplement related to a particular series of debt securities.

Restrictions on Consolidation, Merger and Certain Sales of Assets

             Without the consent of the holders, we may consolidate with or merge with or into, or convey, transfer or lease our properties and assets substantially as an entirety to, any person and may permit any person to merge with or into, or convey, transfer or lease its properties and assets substantially as an entirety to us if:

  •
  immediately after giving effect to that transaction, and treating any indebtedness that becomes our obligation as a result of the transaction as having been incurred by us at the time of the transaction, no event of default and no event which after notice or lapse of time or both would become an event of default shall have occurred and be continuing; and

  •
  the successor person assumes all our obligations under the indenture; provided that the successor person is a corporation, trust or partnership organized under the laws of the United States, any state of the United States, the District of Columbia, the Republic of Liberia or any country recognized by the United States. (Section 801).

Events of Default

             Except as we may otherwise provide in a prospectus supplement for any particular series of debt securities, the following events are "events of default" for any series of debt securities:

  •
  our failure to pay interest or any additional amounts on those debt securities for 30 days after that interest or those additional amounts become due;

  •
  our failure to pay the principal or any premium on those debt securities when due at maturity;

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  •
  our failure to deposit any sinking fund payment for those debt securities when due;

  •
  our failure to perform any other covenants in the indenture for 60 days after written notice has been given as provided in the indenture;

  •
  our failure to pay when due any payment on, or the acceleration of, any of our indebtedness for money borrowed that exceeds $50 million in the aggregate under any mortgages, indentures (including the indenture for the debt securities) or instruments under which we may have issued, or which there may have been secured or evidenced, any of our indebtedness for money borrowed, if that indebtedness is not discharged or the acceleration is not annulled within 30 days after written notice has been given as provided in the indenture;

  •
  the occurrence of certain events of bankruptcy, insolvency or reorganization; or

  •
  the occurrence of any other event of default that we provide for debt securities of that series. (Section 501).

             If an event of default affecting any series of debt securities occurs and continues, either the trustee or the holders of at least 25% of the aggregate principal amount of the debt securities of that series then outstanding may declare the principal amount (or, if the debt securities of that series are original issue discount securities or indexed securities, the portion of the principal amount specified in the terms of that series) of all of the debt securities of that series to be immediately due and payable. At any time after a declaration of acceleration affecting debt securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the holders of a majority in principal amount of the debt securities outstanding of that series may, under limited circumstances, rescind and annul that acceleration. (Section 502)

             The indenture requires that we file annually with the trustee a certificate of our principal executive, financial or accounting officer as to his or her knowledge of our compliance with all conditions and covenants of the indenture. (Section 1005)

             We refer you to the prospectus supplement relating to each series of debt securities that are original issue discount securities for the particular provisions regarding acceleration of the maturity of a portion of the principal amount of those original issue discount securities if an event of default occurs and continues.

             Subject to the provisions of the indenture relating to the trustee's duties, if an event of default occurs and continues, the indenture provides that the trustee is not required to exercise any of its rights or powers under the indenture at the request, order or direction of holders unless those holders have offered to the trustee reasonable indemnity. (Section 603) Subject to those provisions regarding indemnification and rights of the trustee, the indenture provides that the holders of a majority in principal amount of the debt securities then outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. (Section 512)

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Defeasance and Satisfaction and Discharge

             The obligations that we have under the indenture will not apply to the debt securities of a series (except for our obligations to register any transfer or exchange of those debt securities and provide for additional amounts) when all those debt securities:

  •
  have been delivered to the trustee for cancellation;

  •
  have become due and payable; or

  •
  will upon their stated maturity or redemption within one year become due and payable,

and we have irrevocably deposited with the trustee as trust funds for that purpose an amount sufficient to pay and discharge the entire indebtedness on those debt securities. (Section 401)

             The prospectus supplement relating to the debt securities of any series will state if any additional defeasance provisions will apply to those debt securities.

  Defeasance and Discharge

             The indenture allows us to elect to defease and be discharged from all of our obligations with respect to any series of debt securities then outstanding (except for those obligations to pay additional amounts, register the transfer or exchange of the debt securities, replace stolen, lost or mutilated debt securities, maintain paying agencies and hold moneys for payment in trust) provided the following conditions have been satisfied:

  •
  We have deposited in trust with the trustee (a) funds in the currency in which the debt securities are payable, or (b) if the debt securities are denominated in United States dollars, (A) United States Government Obligations or (B) a combination of United States dollars and United States Government Obligations in each case, in an amount sufficient to pay and discharge the principal, interest, premium and any mandatory sinking fund payments on the outstanding debt securities of the series; and

  •
  We have delivered to the trustee an opinion of counsel that states that the discharge will not be considered, or result in, a taxable event to the holders of the debt securities of the series. (Section 403).

  Defeasance of Certain Covenants

             The indenture states that if the debt securities of a series so provide, we need not comply with some restrictive covenants applicable to those debt securities (except for our obligation to pay additional amounts) and that our failure to comply with those covenants will not be considered events of default under the indenture and those debt securities if the following conditions have been satisfied:

  •
  We have deposited in trust with the trustee (a) funds in the currency in which the debt securities are payable, or (b) if those debt securities are denominated in United

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    States dollars, (A) United States Government Obligations or (B) a combination of United States dollars and United States Government Obligations in each case, in an amount sufficient to pay and discharge the principal, interest, premium and any mandatory sinking fund payments on the outstanding debt securities of the series; and

  •
  We have delivered to the trustee an opinion of counsel that states that the discharge will not be considered, or result in, a taxable event to the holders of the debt securities of the series. (Section 1004).

Modification of the Indenture

             We and the trustee may modify or amend the indenture if we obtain the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification or amendment. However, the indenture may not be modified or amended to:

  •
  change the stated maturity of the principal of, or any installment of principal of or any interest on, any debt security;

  •
  reduce the principal amount of any debt security;

  •
  reduce the rate of interest on any debt security;

  •
  reduce any additional amounts payable on any debt security;

  •
  reduce any premium payable upon the redemption of any debt security;

  •
  reduce the amount of the principal of an original issue discount security that would be due and payable upon a declaration of acceleration of its maturity under the terms of the indenture;

  •
  change any place of payment where, or the currency in which any debt security or any premium or interest on that debt security is payable;

  •
  impair the right to institute suit for the enforcement of any payment of principal of or premium or any interest on any debt security on or after its stated maturity, or, in the case of redemption, on or after the redemption date;

  •
  reduce the percentage in principal amount of the outstanding debt securities of any series, the consent of whose holders is required for the supplemental indenture;

  •
  reduce the percentage in principal amount of the outstanding debt securities of any series, the consent of whose holders is required for any waiver of compliance with certain provisions of the indenture or certain defaults under the indenture and their consequences; or

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  •
  modify any of the provisions relating to supplemental indentures, waiver of past defaults or waiver of certain covenants, except to increase the percentage in principal amount of the outstanding debt securities of a series required for the consent of holders to approve a supplemental indenture or a waiver of a past default or compliance with certain covenants or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each outstanding debt security that would be affected by such a modification or waiver, without the consent of the holders of each of the debt securities affected by that modification or amendment. (Section 902)

             We and the trustee may amend the indenture without notice to or the consent of any holder of debt securities for any of the following purposes:

  •
  to evidence that another person is our successor and that that person has assumed our covenants in the indenture and in the debt securities as obligor;

  •
  to add to our covenants for the benefit of the holders of all or any series of debt securities;

  •
  to surrender any right or power conferred upon us in the indenture;

  •
  to add additional events of default;

  •
  to add or change any provisions of the indenture to the extent necessary to permit or facilitate issuing debt securities in bearer form, whether registrable or not as to principal, and with or without interest coupons;

  •
  to permit or facilitate the issuance of debt securities in uncertificated form;

  •
  to add to, change or eliminate any of the provisions of the indenture affecting one or more series of debt securities, provided that the addition, change or elimination —

  o
  shall not (X) apply to debt securities of any series created before the execution of the supplemental indenture and entitled to the benefit of that provision or (Y) modify the rights of any holder of those outstanding debt securities with respect to such provision or

  o
  shall become effective only when there are no such debt securities of that series outstanding;

  •
  to establish the form or terms of debt securities of any series as permitted by the indenture, including any provisions and procedures relating to debt securities convertible into our common stock or preferred stock;

  •
  to evidence and provide for the acceptance of appointment of a successor trustee for the debt securities of one or more series and to add to or change any of the provisions

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    of the indenture necessary to provide for or facilitate the administration of the trusts under the indenture by more than one trustee;

  •
  to secure the debt securities;

  •
  to supplement any of the provisions of the indenture to the extent necessary to permit or facilitate the defeasance and discharge of any series of debt securities under the indenture if doing so does not adversely affect the interests of the holders of debt securities of that series or any other series in any material respect;

  •
  to cure any ambiguity, to correct or supplement any provision in the indenture which may be inconsistent with any other provision in the indenture if doing so does not adversely affect the interests of the holders of debt securities of that series or any other series in any material respect; or

  •
  to make any other provisions regarding matters or questions arising under the indenture if doing so does not adversely affect the interests of the holders of debt securities of that series or any other series in any material respect. (Section 901).

Conversion Rights

             We will describe any terms and conditions upon which the debt securities are convertible into our common stock or preferred stock in the applicable prospectus supplement. Those terms will include:

  •
  whether those debt securities are convertible into our common stock or preferred stock;

  •
  the conversion price or manner of calculating the conversion price;

  •
  the conversion period;

  •
  provisions as to whether conversion will be at our option or the option of the holders;

  •
  the events requiring an adjustment of the conversion price; and

  •
  provisions affecting conversion in the event of the redemption of those debt securities. (Section 301).

Book-Entry Debt Securities

             We may issue the debt securities of a series, in whole or in part, in the form of one or more global securities that will be deposited with, or on behalf of, a depositary. We will identify the depositary in the applicable prospectus supplement relating to that series. If we issue one or more global securities, we will issue them in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of the outstanding debt securities of the series to be represented by that global security or those global securities. We may issue global securities in either registered or bearer form and in either temporary or

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permanent form. We will describe the specific terms of the depositary arrangement for a series of debt securities in the applicable prospectus supplement relating to that series. (Sections 301, 304 and 305)

Tax Related Considerations

  Payment of Additional Amounts

             Any amounts that we pay with respect to any series of debt securities will be paid without deduction or withholding for any and all present or future tax, duty, levy, impost, assessment or other governmental charges imposed or levied by or on behalf of the Liberian government or the government of the jurisdiction of our successor or any authority or agency in that government having power to tax ("Taxes"), unless we are required to withhold or deduct Taxes by law or by the interpretation or administration of that law. If we are so required to deduct or withhold any amount for Taxes from any payment made with respect to any series of debt securities, we will pay any "additional amounts" necessary so that the net payment received by each holder, including additional amounts, after the withholding or deduction, will not be less than the amount the holder would have received if those Taxes had not been withheld or deducted. However, we will pay no additional amounts with respect to a payment made to a holder which is subject to those Taxes because that holder is subject to the jurisdiction of the government of our jurisdiction of organization or any territory of that jurisdiction other than by merely holding the debt securities or receiving payments under the debt securities (an "excluded holder"). We will also pay no additional amounts with respect to a payment made to a holder, if we would not be required to withhold or deduct any amount for Taxes from any payment made to that holder, if that holder filed a form with the relevant government with no other consequence to that holder. We will also deduct or withhold and remit the full amount deducted or withheld to the relevant authority according to applicable law. We will furnish the holders, within 30 days after the date the payment of any Taxes is due under applicable law, certified copies of tax receipts evidencing our payment. We will indemnify and hold harmless each holder and upon written request reimburse each holder for the amount of any:

  •
  Taxes levied or imposed on and paid by that holder as a result of payments with respect to the debt securities (other than for an excluded holder);

  •
  liability, including penalties, interest and expense, arising from those Taxes; and

  •
  Taxes imposed as a result of any reimbursement we make under this covenant. (Section 1007).

  Redemption or Assumption of Debt Securities under Certain Circumstances

             If we determine, based upon an opinion of counsel, that we would be required to pay an additional amount, because of any change in or amendment to:

  •
  the laws and related regulations of Liberia or any political subdivision or taxing authority of Liberia; or

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  •
  the laws and related regulations of any jurisdiction in which we are organized or any political subdivision or taxing authority of that jurisdiction; or

  •
  any official position regarding the application or interpretation of the above laws or regulations,

which is announced or becomes effective after the date of the indenture, then we may, at our option, on giving not less than 30 days' nor more than 60 days' notice, redeem the debt securities in whole, but not in part, at any time at a redemption price equal to 100% of the principal amount of the debt securities plus accrued interest to the redemption date or, in the case of securities issued at a discount, at a redemption price equal to the offering price plus accrued original issue discount to the redemption date. Any notice of redemption we give will be irrevocable, and we may not give any notice of redemption more than 90 days before the earliest date on which we would be obligated to pay additional amounts. At the time we give notice of redemption, the obligation to pay additional amounts remains in effect. (Section 1108).

SELLING SHAREHOLDERS

             The following table provides the name of each selling shareholder and the number of shares of our common stock offered by each selling shareholder under this prospectus. Each selling shareholder listed below has previously been granted registration rights with respect to the shares offered pursuant to that Amended and Restated Registration Rights Agreement, dated as of July 30, 1997 among the Company, A. Wilhelmsen AS, Cruise Associates, Monument Capital Corporation, Archinav Holdings, Ltd. and Overseas Cruiseship, Inc. (the "Initial Shareholders"), as joined from time to time by assignees of the Initial Shareholders. The shares offered by this prospectus may be offered from time to time by the selling shareholders listed below. The selling shareholders are not obligated to sell any of the shares of common stock offered by this prospectus. The selling shareholders reserve the right to accept or reject, in whole or in part, any proposed sale of shares. The selling shareholders may also offer and sell less than the number of shares indicated. The selling shareholders are not making any representation that any shares covered by this prospectus will or will not be offered for sale. Certain of the selling shareholders named herein and their predecessors were parties to a shareholders agreement that governed, among other things, the voting of their shares with respect to the election of directors. The shareholders agreement was terminated in August 2011.

             Information with respect to beneficial ownership is based on our records, information filed with the SEC or the most recent information furnished to us by each selling shareholder. Beneficial ownership has been determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power and investment power with respect to those securities. Unless otherwise indicated by footnote, and subject to applicable community property laws, to our knowledge,

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the persons and entities named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

	Shares Beneficially Owned Before the Offering			Shares Beneficially Owned After the Offering Assuming All Shares Registered Are Sold (1)
Name	Number (#)	Percent (2)	Maximum Number of Shares Offered	Number (#)	Percent (2)

A. Wilhelmsen AS. (3)	33,534,512	15.3%	33,534,512	-	*
Osiris Holdings Inc. (4)	11,277,680	5.1%	10,156,380	1,121,300	*
CIBC Trust Company (Bahamas) Limited, in its capacity as trustee (5)	10,696,585	4.9%	10,317,683	378,902	*
Thomas J. Pritzker (6)	808,516 (7)	*	512,923	295,593	*
Penny Pritzker (8)	267,415	*	267,415	-	*

*    Denotes ownership of less than 1% of the outstanding shares of common stock

(1)    Assumes that all of the shares of common stock registered by the selling shareholders have been sold.

(2)    Based on 219,620,652 shares of our common stock issued and outstanding as of February 12, 2015.

(3)    AWILHELMSEN AS is a Norwegian corporation, the indirect beneficial owners of which are members of the Wilhelmsen family of Norway. The shares reported in the table include 6,711,705 shares owned by AWECO Invest AS, an affiliate of AWILHELMSEN AS. AWILHELMSEN AS has the power to vote and dispose of the shares owned by AWECO Invest AS pursuant to an agreement between A. Wilhelmsen AS and AWECO Invest AS. The address of AWILHELMSEN AS is Beddingen 8, Aker Brygge, Vika N-0118 Oslo, Norway.

(4)    Represents (i) 9,656,380 shares held by Osiris Holdings Inc., a Liberian corporation indirectly beneficially owned by a trust primarily for the benefit of certain members of the Ofer family, and (ii) 1,621,300 shares held by Dean Holdings Inc., a wholly-owned subsidiary of Osiris Holdings Inc. Only 500,000 shares of the 1,621,300 shares held by Dean Holdings Inc. are being registered pursuant to this prospectus. Eyal Ofer is a member of our Board of Directors. He disclaims beneficial ownership of the shares held by Osiris Holdings Inc. and Dean Holdings Inc. The address of Osiris Holdings Inc. is c/o Bex Property Management S.A.M., 3 ruelle Saint Jean, 98000 Monaco.

(5)    Represents 10,317,683 shares of common stock held of record by trusts for the benefit of certain lineal descendants of Nicholas J. Pritzker, deceased, including Thomas J. Pritzker, one of our directors, of which CIBC Trust Company (Bahamas) Limited ("CIBC") is the sole trustee of such trusts. The address of CIBC, solely in its capacity as trustee of such trusts, is Goodman's Bay Corporate Centre, First Floor, P.O. Box N-3933, Nassau, Bahamas. Thomas J. Prtizker disclaims beneficial ownership of shares held by these trusts, except to the extent of his pecuniary interest therein.

(6)    Thomas J. Pritzker is a member of our Board of Directors. The address of Thomas J. Pritzker is 71 South Wacker Dr., Suite 4700, Chicago, Illinois 60606.

(7)    Includes 19,544 options to purchase shares of common stock at exercise prices ranging from $7.265 to $45.295. Does not include 1,575 restricted stock units scheduled to settle more than 60 days from the date of this prospectus.

(8)    The address of Penny Pritzker is 300 N. LaSalle Street, Suite 1500, Chicago, Illinois 60654.

PLAN OF DISTRIBUTION

             We and any selling shareholder (including any selling shareholder's transferees, assignees or other successors-in-interest) may sell the securities offered under this prospectus in any one or more of the following ways from time to time:

  •
  through agents;

  •
  to or through underwriters;

  •
  through brokers or dealers;

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  •
  through a block trade in which the broker or dealer engaged to handle the block trade will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  directly to one or more purchasers, including through a specific bidding, auction or other process;

  •
  through a combination of any of these methods of sale; or

  •
  any other method permitted by applicable law.

The common stock may be sold in one or more transactions at:

•
fixed prices;

•
prevailing market prices at the time of sale;

•
prices related to the prevailing market prices;

•
varying prices determined at the time of sale; or

•
negotiated prices.

These sales may be effected in transactions:

  •
  on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including the New York Stock Exchange;

  •
  in the over-the-counter market;

  •
  otherwise than on such exchanges or services or in the over-the-counter market;

  •
  through the writing of options, whether the options are listed on an options exchange or otherwise (including the issuance by the selling shareholders of derivative securities);

  •
  through the settlement of short sales; or

  •
  through a combination of the foregoing.

             These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as agent on both sides of the trade.

             If required by applicable law, we will describe in a prospectus supplement the particular terms of the offering of the securities, including the following:

  •
  the names of any agents, underwriters, brokers or dealers;

  •
  the purchase price of the securities and the net proceeds from the sale;

  •
  any underwriting discounts and other items constituting underwriters' compensation;

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  •
  any public offering price and any discounts or concessions allowed or reallowed or paid to dealers;

  •
  any securities exchanges on which the shares of common stock may be listed; and

  •
  any other information we think is material.

             In addition, any selling shareholder may sell securities covered by this prospectus in private transactions or under Rule 144 of the Securities Act rather than pursuant to this prospectus.

             We and the selling shareholders may sell securities from time to time through agents. We will name any agent involved in the offer or sale of such securities and will list commissions payable to these agents in a prospectus supplement, if required. These agents will be acting on a best efforts basis to solicit purchases for the period of their appointment, unless we state otherwise in any required prospectus supplement.

             In connection with the sale of securities covered by this prospectus, broker-dealers may receive commissions or other compensation from us or the selling shareholders in the form of commissions, discounts or concessions. Broker-dealers may also receive compensation from purchasers of the securities for whom they act as agents or to whom they sell as principals or both. Compensation as to a particular broker-dealer may be in excess of customary commissions or in amounts to be negotiated. In connection with any underwritten offering, underwriters may receive compensation in the form of discounts, concessions or commissions from us, a selling shareholder or from purchasers of the securities for whom they act as agents. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Any underwriters, broker-dealers, agents or other persons acting on our behalf or on behalf of any selling shareholders that participate in a distribution of securities may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the securities by them and any discounts, commissions or concessions received by any of those underwriters, broker-dealers, agents or other persons may be deemed to be underwriting discounts and commissions under the Securities Act.

             The aggregate amount of compensation in the form of underwriting discounts, concessions or fees and any profit on the resale of shares by the selling shareholders that may be deemed to be underwriting compensation pursuant to Financial Industry Regulatory, Inc. Rule 5110 will not exceed 8% of the gross proceeds of the offering to the selling shareholders.

             In connection with the distribution of the common stock covered by this prospectus or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our securities in the course of hedging the positions they assume with a selling shareholder. A selling shareholder may also sell shares of common stock short and deliver the shares of common stock offered by this prospectus to close out short positions. A selling shareholder may also enter into options or other

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transactions with broker-dealers or other financial institutions that require the delivery to such broker-dealer or other financial institution of shares of common stock offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus, as supplemented or amended to reflect such transaction. A selling shareholder may also from time to time pledge our securities pursuant to the margin provisions of customer agreements with a broker or other agreements with lenders. Upon a default, the broker or lender may offer and sell such pledged shares from time to time pursuant to this prospectus, as supplemented or amended to reflect such transaction.

             Underwriters, agents, brokers or dealers may be entitled, pursuant to relevant agreements entered into with us, to indemnification by us or a selling shareholder against certain civil liabilities, including liabilities under the Securities Act that may arise from any untrue statement or alleged untrue statement of a material fact, or any omission or alleged omission to state a material fact in this prospectus, any supplement or amendment hereto, or in the registration statement of which this prospectus forms a part, or to contribution with respect to payments which the underwriters, agents, brokers or dealers may be required to make.

             The selling shareholders and any other person participating in such distribution will be subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the shares by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the shares. All of the foregoing may affect the marketability of the shares and the ability of any person or entity to engage in market-making activities with respect to the shares.

             There can be no assurance that any selling shareholder will sell any or all of the securities registered pursuant to the registration statement of which this prospectus is a part.

VALIDITY OF SECURITIES

             Freshfields Bruckhaus Deringer US LLP, New York, New York, will pass upon the validity of any debt securities sold under this prospectus. Watson Farley & Williams LLP, New York, New York, will pass upon the validity of any common stock or preferred stock sold under this prospectus. Freshfields Bruckhaus Deringer LLP will rely upon Watson Farley & Williams LLP regarding matters of Liberian law. Certain legal matters will be passed upon for any agents or underwriters by counsel for such agents or underwriters identified in the applicable prospectus supplement.

EXPERTS

             The consolidated financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control Over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2014 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

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$800,000,000

Royal Caribbean Cruises Ltd.

$300,000,000 2.650% Senior Notes Due 2020

$500,000,000 3.700% Senior Notes Due 2028

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers (2020 Notes)

BofA Merrill Lynch	Morgan Stanley	BNP PARIBAS	Goldman Sachs & Co. LLC

Mizuho Securities	SMBC Nikko	BBVA	Citigroup	HSBC

J.P. Morgan	Scotiabank	SOCIETE GENERALE

Joint Book-Running Managers (2028 Notes)

BofA Merrill Lynch	Morgan Stanley	Mizuho Securities	SMBC Nikko

BNP PARIBAS	Goldman Sachs & Co. LLC	BBVA	Citigroup	HSBC

J.P. Morgan	Scotiabank	SOCIETE GENERALE

Senior Co-Managers (All Senior Notes)

DNB Markets	ICBC Standard Bank	MUFG	Santander	SEB

Co-Managers (All Senior Notes)

Fifth Third Securities	SunTrust Robinson Humphrey

November 20, 2017